Exhibit 2.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

This Management’s Discussion and Analysis (MD&A) is intended to help the reader understand Sherritt International Corporation’s operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 10, 2016, should be read in conjunction with Sherritt’s audited consolidated financial statements for the year ended December 31, 2015.  Additional information related to the Corporation, including the Corporation’s Annual Information Form, is available on SEDAR at www.sedar.com or on the Corporation’s website at www.sherritt.com.

References to “Sherritt” or the “Corporation” refer to Sherritt International Corporation and its share of consolidated subsidiaries and joint ventures, unless the context indicates otherwise. All amounts are in Canadian dollars, unless otherwise indicated. References to “US$” are to United States dollars.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about Sherritt’s future financial condition, results of operations and business. See the end of this report for more information on forward-looking statements.

Overview of the business	2
Strategic Priorities	5
Highlights	7
Financial results	9
Consolidated financial position	14
Outlook	15
Significant factors influencing operations	17
Review of operations	19
Metals	19
Oil and Gas	25
Power	28
Liquidity and capital resources	30
Risk Factors	35
Critical accounting estimates and Judgments	51
Accounting pronouncements	55
Three-year trend analysis	57
Summary of quarterly results	58
Off-balance sheet arrangements	59
Transactions with related parties	59
Controls and procedures	60
Supplementary information	61
Sensitivity analysis	61
Oil and Gas production and sales volume	62
Non-GAAP measures	62
Forward-looking statements	71

Sherritt International Corporation

Overview of the business

Sherritt is a leader in the mining and refining of nickel and cobalt from lateritic ores with projects and operations in Canada, Cuba and Madagascar.  The Corporation is also the largest independent energy producer in Cuba, with extensive oil and power operations on the island.  Sherritt licenses its proprietary technologies and provides metallurgical services to mining and refining operations worldwide.  The common shares of the Corporation are listed on the Toronto Stock Exchange, trading under the symbol “S”.

METALS

Sherritt is an industry leader in mining, processing and refining nickel and cobalt from lateritic ore bodies. Sherritt has a 50/50 partnership with General Nickel Company S.A. (GNC) of Cuba (the Moa Joint Venture) and a 40% interest in the Ambatovy Joint Venture that owns a significant nickel operation in Madagascar.  In addition, Sherritt has wholly-owned fertilizer, sulphuric acid, utilities and storage facilities in Fort Saskatchewan, Alberta, Canada (Fort Site) that provide additional sources of income.

The Moa Joint Venture mines, processes and refines nickel and cobalt for sale worldwide (except in the United States). The Moa Joint Venture has mining operations and associated processing facilities in Moa, Cuba; and refining facilities in Fort Saskatchewan, Alberta. Continuous optimization of production facilities, combined with the implementation of innovative technologies at the Moa Joint Venture assists Metals in continuing to be one of the world’s lower-cost producers of nickel and cobalt from lateritic ore. Moa Joint Venture’s experienced and knowledgeable workforce and management team, combined with consistently high on-stream time and equipment reliability, have been the key to the safe and responsible utilization of production assets.

Ambatovy is one of the world’s largest nickel mining, processing and refining operations utilizing lateritic ore. Sherritt is the operator of the mine and refining facilities, and has as its partners Sumitomo Corporation and Korea Resources Corporation (collectively referred to as the Ambatovy Partners). Ambatovy has two nickel deposits located near Moramanga (eastern central Madagascar) which are planned to be mined over a 19-year period. Additionally, reclamation of low-grade ore stockpiles is expected to extend project life by nine years. The ore from these deposits is initially processed at the mine site and then delivered as slurry to the processing plant and refinery located near the Port of Toamasina.  Ambatovy has an annual nameplate capacity of 60,000 tonnes (100% basis) of nickel and 5,600 tonnes (100% basis) of cobalt.

OIL AND GAS

Sherritt explores for and produces oil and gas, primarily from fields situated in Cuba. All of Sherritt’s oil sales in Cuba in 2015 were to an agency of the Government of Cuba.  Under the terms of its production-sharing contracts, Sherritt’s net production is made up of an allocation from gross working-interest production (cost recovery oil) to allow recovery of all approved costs in addition to a negotiated percentage of the remaining production (profit oil).  The pricing for oil produced by Sherritt in Cuba is based on a discount to Gulf Coast Fuel Oil Number 6 reference prices.

Sherritt has developed expertise in the exploration and development of fold-and-thrust geological plays along the north coast of Cuba. Reservoirs are located offshore, but in close proximity to the coastline. As a result, specialized long reach directional drilling methods have been developed to economically exploit the reserves from land-based drilling locations.

In addition, Sherritt holds working-interests in several oil fields located in the Gulf of Valencia in Spain, an interest in the related production platform, and a working-interest in a natural gas field in Pakistan.

POWER

Sherritt’s primary power generating assets are located in Cuba at Varadero, Boca de Jaruco and Puerto Escondido. These assets are held by Sherritt through its one-third interest in Energas S.A. (Energas), which is a Cuban joint arrangement established to process raw natural gas and generate electricity for sale to the Cuban national electrical grid. Cuban government agencies Union Electrica (UNE) and Unión Cuba Petróleo (CUPET) hold the remaining two-thirds interest in Energas.

Raw natural gas that would otherwise be flared is supplied to Energas by CUPET free of charge.  The processing of raw natural gas produces clean natural gas, used to generate electricity, as well as by-products such as condensate and liquefied petroleum gas. All of Energas’ electrical generation is purchased by UNE under long-term fixed-price contracts while the by-products are purchased by CUPET at market based prices.  Sherritt provided the financing for the construction of the Energas facilities and is repaid from the cash flows generated by the facilities.

The Energas facilities comprising the two combined cycle plants at Varadero and Boca de Jaruco, produce electricity using steam generated from the waste heat captured from the gas turbines.  The Boca de Jaruco Combined Cycle Project was fully operational in early February 2014, increasing Energas’ electrical generating capacity by 150 MW to 506 MW.

CORPORATE AND OTHER

Technologies

Sherritt Technologies provides technical support to Sherritt’s operating divisions and identifies opportunities for the Corporation as a result of the division’s international and R&D activities.  Technologies specializes in evaluating, developing and commercializing process technologies for natural resource based industries, in particular for the hydrometallurgical recovery of non-ferrous metals.  Technologies’ process development is conducted in laboratory and pilot plant facilities where new technologies are developed, tested and demonstrated.

The business we manage

Sherritt manages its nickel, oil, gas and power operations through different legal structures including 100% owned subsidiaries, joint venture arrangements and production sharing contracts.  With the exception of the Moa Joint Venture, which Sherritt operates jointly with its partner, Sherritt is the operator of these assets. The relationship Sherritt has with these operations and the economic interest recognized in the Corporation’s financial statements are as follows:

	Relationship for	Economic	Basis of
	accounting purposes	interest	accounting

Metals
Moa Joint Venture	Joint venture	50%	Equity method

Ambatovy Joint Venture	Associate	40%	Equity method

Oil and Gas	Subsidiary	100%	Full consolidation

Power	Joint operation	33 1/3%	Economic interest recognized

The Financial results and review of operations sections in this MD&A present amounts by reporting segment, based on the Corporation’s economic interest.  For financial statement purposes, the Moa Joint Venture and Ambatovy Joint Venture are accounted for using the equity method of accounting which recognizes the Corporation’s share of earnings (loss) from joint venture and associate, respectively.  Metal’s operating results include the Corporation’s 50% interest in the Moa Joint Venture, 100% interest in the utility and fertilizer operations in Fort Saskatchewan (Fort Site), 40% interest in the Ambatovy Joint Venture, and 100% interest in a wholly-owned subsidiary established to buy, market and sell certain Ambatovy nickel production.  The financial statements and review of operations in this MD&A include the Corporation’s 100% interest in its Oil and Gas business and 33 1/3% interest in its Power businesses.

Amounts presented in this MD&A can be reconciled to note 5 of the audited consolidated financial statements for the year ended December 31, 2015.

Strategic Priorities

The table below lists Sherritt’s Strategic Priorities in 2015, and how the Corporation performed in 2015 against those priorities.

Strategic Priorities	2015 Targets	Status

FOCUSING ON OUR CORE NICKEL BUSINESS 1	Sustaining production and lowering costs at Moa Advancing the acid plant project at Moa	Moa nickel production was steady, and NDCC costs declined in each successive quarter of 2015 Acid plant construction continues on track for second half of 2016

CONTINUING TO RAMP UP AMBATOVY 2	Targeting a production rate of 90% of nameplate capacity over a 90-day period within the first half of 2015 Targeting financial completion by September 30, 2015	Achieved 90 for 90 in Q1 2015, and again in Q3 2015 Financial completion announced September 21, 2015

EXTENDING THE LIFE OF OUR CUBAN ENERGY BUSINESS 3	Securing two additional exploration PSCs Commencing drilling on extended Puerto Escondido/Yumuri PSC

Eight wells drilled in the Puerto Escondido/ Yumuri extension area PSCs. Block 8A and Block 10 PSCs signed in late 2014. In Block 10, seismic was reprocessed, drilling locations identified and permitting process commenced in 2015

BUILDING BALANCE SHEET STRENGTH 4	Maintaining a strong balance sheet and liquidity	Cash, cash equivalents and short term investments of $435.4 million at December 31, 2015, after full drawdown of existing credit facilities. Credit facilities were upsized by $40 million in Q3

REDUCING COSTS 5	Optimizing operating and administrative costs

Net Direct Cash Costs at Moa and Ambatovy have declined every quarter this year, averaging US$$3.88/lb (Moa) and US$4.83/lb (Ambatovy)

Combined administrative expense for the full year were down 21% year over year

The table below lists Sherritt’s strategic priorities for 2016. The 2016 Strategic Priorities reflect the continuing depressed commodity outlook and the Corporation’s responsibility to preserve liquidity, continue to drive down costs, and execute rational capital allocation plans.  Sherritt’s purpose, originally communicated in 2014, continues to be a low-cost nickel producer that creates sustainable prosperity for our employees, investors and communities.

Strategic Priorities	2016 Targets

UPHOLD GLOBAL OPERATIONAL LEADERSHIP IN FINISHED NICKEL LATERITE PRODUCTION 1

Complete and commission the acid plant at Moa in the second half of 2016

Further reduce NDCC costs at Moa and Ambatovy towards the goal of being in the lowest quartile

Increase Ambatovy production over 2015, despite the major maintenance work scheduled for Q3

Maintain peer leading performance in environmental, health, safety and sustainability

EXTEND THE LIFE OF OUR CUBAN ENERGY BUSINESS 2	Allocate capital to new drilling on Block 10, with future drilling to be contingent on results from 2016 activity

PRESERVE LIQUIDITY AND BUILD BALANCE SHEET STRENGTH 3	Protect Sherritt’s balance sheet and preserve cash Establish clarity on long-term funding of Ambatovy Run business units to be free cash flow neutral, and continue to optimize administrative costs

Highlights

OPERATIONS UPDATE

Metals achieved record production of 35,761 tonnes of finished nickel (Sherritt’s share) for the year ended December 31, 2015, representing a 14% increase from the prior year.  The increase is due to the ramp-up of production at Ambatovy and stable refinery operations and mixed sulphide availability at the Moa Joint Venture.  This increased production combined with lower input costs and an organization wide focus on cost management resulted in achieving a Metals net direct cash cost (NDCC) of nickel of US$4.38 per pound for 2015, a 26% reduction from the prior year.

On September 29, 2015, Sherritt received notice that Ambatovy’s finished nickel briquettes met the standards to qualify for delivery to London Metal Exchange (LME) warehouses.  With Ambatovy’s LME acceptance, nickel briquettes from all of Sherritt’s nickel operations are LME deliverable, allowing Sherritt or its customers the flexibility and commercial advantage of delivering nickel product to LME warehouses where logistics benefits exist or to mitigate short term variance in customer demand.

AMBATOVY FUNDING

In 2015, Sherritt provided funding to Ambatovy of US$105.6 million. Funding requirements were significantly impacted in the year by principal and interest payments on the Ambatovy Joint Venture Financing. As no funding was provided in the fourth quarter, this amount is unchanged from the funding that Sherritt reported in the third quarter of 2015.  As a result of achieving financial completion, the US$ 1.6 billion Ambatovy Joint Venture Financing (balance as at December 31, 2015, 100% basis) became non-recourse to the partners.

Pursuant to cash calls due in January, 2016, an additional US$30.0 million was provided to Ambatovy by Sumitomo Corp. and Korea Resources Corp. (KORES). Total cash calls of US$50.0 million were made, with Sherritt not funding its 40% pro-rata share (US$20.0 million).  By agreement amongst the partners Sherritt’s unfunded amounts remain payable to Ambatovy, with accrued interest at LIBOR +3%.  These amounts will be subtracted from future Ambatovy Joint Venture distributions, or may be set off by the Ambatovy Joint Venture against certain other amounts owed to Sherritt.  Sherritt also has the option to pay the amounts in cash at any time, at Sherritt’s election.  Until the funding deficit is cured, and subject to continued discussions with the Ambatovy partners, Sherritt will not be exercising its Ambatovy voting rights.  The outcome of these discussions is not certain — for additional information see the Risk Factors section.

Sherritt determined not to fund further cash calls at this time to preserve liquidity and due to the current structure of the Ambatovy partner loans, which, at current nickel prices, effectively reduce Sherritt’s 40% interest in Ambatovy to a 12% economic interest (1).  At this time, Sherritt continues to serve as operator, and constructive discussions are ongoing between partners and senior lenders regarding future funding of Ambatovy and modifications to the existing senior principal amortization.

IMPAIRMENTS

In the fourth quarter of 2015, the Ambatovy Joint Venture recorded an impairment of US$2.4 billion (100% basis) due to lower forecast nickel prices.  The impairment recorded at the Sherritt level is $1.6 billion after tax, consisting of $1.3 billion representing Sherritt’s 40% share of Ambatovy’s impairment and $0.3 billion from the incremental carrying value of Sherritt’s Ambatovy assets, primarily related to mineral rights acquired from Dynatec in 2007.

In the third quarter of 2015, the Corporation recorded an impairment expense of $80.6 million on its oil assets in Cuba and Spain.  This impairment is the result of lower oil price forecasts and drilling results from development wells at Puerto Escondido/Yumuri extension that were below expectation.

TAX RATE REDUCTIONS IN CUBA

During the first quarter of 2015, clarification was received from the Cuban government regarding the application of tax rate reductions in Cuba due to a new foreign investment law.

	Prior Statutory	Revised Statutory
Operation	Tax Rate	Tax Rate
Oil and Gas	30%	22.5%
Power	30%	15%
Metals - Moa	45%	22.5%

As a result of these changes, for the twelve months ended December 31, 2015 the Corporation recognized a tax recovery of $40.7 million in Oil and Gas and $2.6 million in the Moa Joint Venture.

(1)         70% of Sherritt’s distributable cash flow from Ambatovy (after opex, capex and project debt service) goes to Partner Loan repayment, leaving Sherritt with 30%; 30% of Sherritt’s 40% ownership = 12%.

Financial results

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions, except as otherwise noted	December 31	December 31	Change	December 31	December 31	Change

FINANCIAL HIGHLIGHTS
Revenue	$76.5	$101.6	(25)%	$335.9	$455.6	(26)%
Combined revenue(1)	229.5	278.3	(18)%	1,022.7	1,136.3	(10)%
Adjusted EBITDA(1)	6.1	31.4	(81)%	113.1	253.2	(55)%
Loss from operations, associate and joint venture	(1,721.9)	(74.9)	(2,199)%	(1,978.6)	(111.9)	(1,668)%
Loss from continuing operations	(1,757.3)	(147.7)	(1,090)%	(2,071.7)	(318.5)	(550)%
(Loss) earnings from discontinued operations, net of tax	—	(12.7)	100%	(5.0)	28.5	(118)%
Net loss for the period	(1,757.3)	(160.4)	(996)%	(2,076.7)	(290.0)	(616)%
Adjusted loss from continuing operations(1)	(113.8)	(80.0)	(42)%	(351.3)	(246.5)	(43)%

Loss per share (basic and diluted)($ per share)
Net loss from continuing operations	(5.99)	(0.50)	(1,098)%	(7.05)	(1.07)	(559)%
Net loss for the period	(5.99)	(0.54)	(1,009)%	(7.07)	(0.97)	(629)%

CASH FLOW
Cash provided (used) by continuing operating activities	$10.8	$39.4	(73)%	$64.5	$109.6	(41)%
Combined free cash flow(1)	(24.8)	(14.8)	(68)%	(98.8)	(81.7)	(21)%
Combined adjusted operating cash flow(1)	(29.5)	(41.3)	29%	63.1	95.1	(34)%
Combined adjusted operating cash flow per share ($ per share)(1)	(0.09)	(0.14)	36%	0.21	0.32	(34)%

OPERATIONAL DATA

SPENDING ON CAPITAL AND INTANGIBLE ASSETS(2)	$26.9	$56.1	(52)%	$150.1	$150.5	—

PRODUCTION VOLUMES
Finished nickel (tonnes)
Moa Joint Venture (50% basis)	4,098	4,332	(5)%	16,853	16,455	2%
Ambatovy Joint Venture (40% basis)	4,885	3,964	23%	18,908	14,821	28%
Finished cobalt (tonnes)
Moa Joint Venture (50% basis)	521	436	19%	1,867	1,605	16%
Ambatovy Joint Venture (40% basis)	386	277	39%	1,386	1,166	19%
Oil (boepd, NWI production)(3)	10,727	10,369	3%	11,158	10,960	2%
Electricity (gigawatt hours) (331/3% basis)	226	214	6%	902	847	6%

AVERAGE-REALIZED PRICES(1)
Nickel ($ per pound)	$5.54	$7.89	(30)%	$6.68	$8.29	(19)%
Cobalt ($ per pound)	12.91	15.34	(16)%	15.20	15.10	1%
Oil ($ per boe, NWI)(3)	29.53	49.58	(40)%	38.73	65.69	(41)%
Electricity ($ per megawatt hour)	56.53	48.38	17%	54.26	46.81	16%

UNIT OPERATING COSTS(1)
Nickel (US$ per pound)
Moa Joint Venture	$2.90	$4.44	(35)%	$3.88	$4.99	(22)%
Ambatovy Joint Venture	4.07	6.98	(42)%	4.83	7.04	(31)%
Oil ($ per boe, GWI)(3)	11.64	12.25	(5)%	10.69	9.45	13%
Electricity ($ per megawatt hour)	33.88	22.82	48%	21.00	17.25	22%

(1)         For additional information see the Non-GAAP measures section.

(2)         Spending on capital and intangible assets includes accruals and does not include spending on service concession arrangements.

(3)         Net working-interest (NWI); gross working-interest (GWI); barrels of oil equivalent per day (boepd); barrels of oil equivalent (boe).

REVENUE

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Revenue by segment
Metals	$183.8	$216.5	(15)%	$805.1	$813.8	(1)%
Oil and Gas	30.5	49.6	(39)%	162.6	269.3	(40)%
Power	13.7	11.7	17%	52.7	49.0	8%
Corporate and Other	1.5	0.5	200%	2.3	4.2	(45)%
Combined revenue(1)	229.5	278.3	(18)%	1,022.7	1,136.3	(10)%
Adjust joint venture and associate	(153.0)	(176.7)		(686.8)	(680.7)
Financial statement revenue	76.5	101.6	(25)%	335.9	455.6	(26)%

(1)         For additional information see the Non-GAAP measures section.

Combined revenue for the three and twelve months ended December 31, 2015 were lower compared to the same periods in the prior year primarily due to lower nickel and oil prices partly offset by a weaker Canadian dollar relative to the U.S. dollar.

For the twelve months ended December 31, 2015 sales volumes of nickel and cobalt were higher at both Moa Joint Venture and Ambatovy as a result of continued operational stability at the Moa Joint Venture and continued ramp-up of operations at Ambatovy.  In addition, for the twelve months ended December 31, 2015 Ambatovy revenues were higher compared to the prior-year period which only included revenue for the eleven months following the declaration of commercial production effective February 1, 2014.

COST OF SALES

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Cost of sales by segment
Metals	$284.9	$244.7	16%	$1,028.1	$894.5	15%
Oil and Gas	30.2	52.9	(43)%	146.9	150.0	(2)%
Power	16.7	10.3	62%	52.6	37.1	42%
Corporate and other	1.2	1.5	(20)%	5.2	9.5	(45)%
Combined cost of sales(1)	333.0	309.4	8%	1,232.8	1,091.1	13%
Adjust joint venture and associate	(257.9)	(209.3)		(914.7)	(773.1)
Financial statement cost of sales	75.1	100.1	(25)%	318.1	318.0	—

(1)         For additional information see the Non-GAAP measures section.

Combined cost of sales for the three and twelve months ended December 31, 2015 were higher compared to the same periods in the prior year primarily due to inventory impairment adjustments at Ambatovy, costs associated with increased production ramp-up at Ambatovy and the weaker Canadian dollar relative to the U.S. dollar, partly offset by lower input commodity prices. The prior year includes an impairment of the North Sea and Alboran Sea oil and gas licenses.  For the three and twelve months ended December 31, 2015, depletion, depreciation and amortization expense was higher at Power’s Varadero facility due to the impact of a change in the residual value estimate.

Costs of sales at Ambatovy were higher compared to the prior-year period which only included costs for the eleven months following the declaration of commercial production.

ADMINISTRATIVE EXPENSES

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Administrative expenses by segment
Metals	$8.7	$11.3	(23)%	$31.9	$35.7	(11)%
Oil and Gas	1.5	0.8	88%	6.7	7.8	(14)%
Power	0.3	1.2	(75)%	3.8	7.3	(48)%
Corporate and other	8.2	9.7	(15)%	32.1	43.6	(26)%
Combined administrative expenses(1)	18.7	23.0	(19)%	74.5	94.4	(21)%
Adjust joint venture and associate	(7.7)	(10.0)		(28.1)	(31.0)
Financial statement administrative expenses	11.0	13.0	(15)%	46.4	63.4	(27)%

(1)         For additional information see the Non-GAAP measures section.

Combined administrative expenses for the three and twelve months ended December 31, 2015 were lower compared to the same periods in the prior year primarily due to lower employee costs following the restructuring plan initiated by the Corporation in the fourth quarter of 2014, higher legal fees in 2014 attributable to the Coal transaction and implementation of cost reduction initiatives undertaken in the current year.

ADJUSTED EBITDA

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Adjusted EBITDA(1) by segment
Metals	(1.9)	13.6	(114)%	33.3	73.3	(55)%
Oil and Gas	9.7	26.3	(63)%	81.9	191.7	(57)%
Power	5.5	5.4	2%	30.0	24.8	21%
Corporate and Other	(7.2)	(13.9)	48%	(32.1)	(36.6)	12%
Adjusted EBITDA	6.1	31.4	(81)%	113.1	253.2	(55)%

(1)         For additional information see the Non-GAAP measures section.

NET FINANCE EXPENSE

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Financial statement net finance expense	35.4	71.9	(51)%	129.0	161.2	(20)%
Moa Joint Venture net finance expense(1)	1.6	3.4	(53)%	11.2	12.0	(7)%
Ambatovy Joint Venture net finance expense(1)	28.2	19.8	42%	74.3	68.7	8%
Combined net finance expense(2)	65.2	95.1	(31)%	214.5	241.9	(11)%

(1)         For additional information see the Non-GAAP measures section.

(2)         Net of intercompany interest.

Combined net finance expense for the three and twelve months ended December 31, 2015 were lower than the prior periods due to lower interest expense as a result of lower outstanding loan balances in 2014 including fees related to the repurchase and redemption of the Corporation’s debentures in the fourth quarter of 2014, partly offset by a higher unrealized foreign exchange loss recognized due to a weakening of the Canadian dollar relative to the U.S dollar, higher interest income on the Ambatovy subordinated loan receivable and the expiry of the Ambatovy call option in the third quarter of 2015.

Net finance expense increased at Ambatovy for the three and twelve months ended December 31, 2015 primarily due to higher interest expense on higher outstanding loan balances.  Net finance expense for the three months ended December 31, 2015 was also impacted by increased interest rates on Ambatovy’s senior financing as a result of achieving financial completion in the third quarter of 2015.

INCOME TAXES

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Income taxes by segment
Metals	$(113.2)	$(6.3)	(1,697)%	$(136.1)	$(9.1)	(1,396)%
Oil and Gas	0.3	2.1	(86)%	(35.0)	44.1	(179)%
Power	(0.3)	(1.1)	73%	(0.9)	(0.5)	(80)%
Corporate and other	—	(0.1)	100%	—	1.8	(100)%
Combined income taxes(1)	(113.2)	(5.4)	(1,996)%	(172.0)	36.3	(574)%
Adjust joint venture and associate	113.2	6.3		136.1	9.1
Financial statement income taxes	—	0.9	(100)%	(35.9)	45.4	(179)%

(1)         For additional information see the Non-GAAP measures section.

Combined income taxes for the three and twelve months ended December 31, 2015 were lower than the prior periods primarily due to a deferred income tax recovery recognized at Ambatovy as a result of the impairment as well as lower earnings from Moa Joint Venture, Ambatovy and Oil and Gas.

In addition, in the twelve month period there was a tax recovery related to the reduction in tax rates in Cuba.  In 2015, clarification was received from the Cuban government regarding the application of tax rate reductions in Cuba due to a new foreign investment law. As a result in the twelve months ended December 31, 2015, the tax recovery includes a recovery of $40.7 million in Oil and Gas and $2.6 million for Moa Joint Venture.  The total tax recovery includes a non-cash adjustment of $13.0 million to reflect re-measurement of deferred tax liabilities and a current tax recovery of $30.3 million.

IMPAIRMENTS

Ambatovy Impairment

The Corporation recognized a total impairment of $1.6 billion (40% basis), after tax, within the Corporation’s share of loss of an associate, net of tax, in the consolidated statement of comprehensive income (loss).  The impairment reflects the expectation of a sustained reduction in long-term nickel prices.  The total impairment consists of the Corporation’s 40% share of the Ambatovy Joint Venture impairment, including a deferred tax asset write-down and inventory write-down, and, an incremental impairment of the Corporation’s mineral rights, net of deferred tax adjustments.  The recoverable amount was based on value in use and was determined to be $7.1 billion (100% basis) as at December 31, 2015.  In determining value in use for the Ambatovy Joint Venture, a long-term nickel price of US$8.50/lb and a discount rate of 9.0% were used in the discounted cash flow calculation. The Corporation has identified the Ambatovy Joint Venture operation as one cash-generating unit (CGU), which constitutes the Ambatovy Joint Venture reportable segment.

Oil and Gas Impairment

In the third quarter of 2015, the Corporation recognized an impairment loss of $80.6 million representing the write-down of certain Oil assets in the Oil and Gas segment to their recoverable amount as a result of lower oil price forecasts and drilling results from development wells at the Puerto Escondido/Yumuri extension that were below expectation. This impairment was recognized in the consolidated statements of comprehensive income (loss) as Impairment of Oil assets. The Corporation has four CGUs within its Oil and Gas segment. These CGUs are determined by geographical area or production-sharing contract (PSC). The impaired CGUs consisted of Puerto Escondido/Yumuri, Puerto Escondido/Yumuri extension and Spain. The recoverable amounts of the impaired CGUs were based on value in use and were $54.4 million as at September 30, 2015. In determining value in use for the CGU, the cash flows were discounted at a rate of 10%. The drilling results used in the value in use were derived from internal estimates.

In the fourth quarter of 2015, an independent qualified reserve analysis was received. Based on the Corporation’s review of this report no additional impairment was recognized.

CHANGE IN NET LOSS

For the three months ended December 31, 2015, net loss from continuing operations was $1,757.3 million, or $5.99 per share, compared to a loss of $147.7 million, or $0.50 per share in the same period in the prior year.

For the year ended December 31, 2015, net loss from continuing operations was $2,071.7 million, or $7.05 per share, compared to a loss of $318.5 million, or $1.07 per share in the same period in the prior year.

The change in net loss from continuing operations between 2015 and 2014 is detailed below:

	For the three	For the year
	months ended	ended
	2015	2015
$ millions	December 31	December 31

Lower U.S. dollar denominated nickel and cobalt prices	$(58.0)	$(150.2)
Lower oil and gas prices	(12.3)	(93.8)
Higher fertilizer prices	2.8	10.8
Higher total metals and fertilizer sales volumes	23.5	86.0
Lower Cuba oil and gas gross working-interest volumes	(3.4)	(11.8)
Higher Spain oil and gas volumes	—	6.7
Higher electricity volumes	0.7	3.1
Lower mining, processing and refining, third-party feed and fertilizer unit costs	12.4	32.3
Lower Oil and Gas cost recovery revenue	(4.2)	(14.6)
Lower (Higher) Oil and Gas cost of sales	3.7	(1.5)
Lower (Higher) depletion, depreciation and amortization	1.7	(32.4)
Lower administrative expenses	4.3	19.9
Ambatovy impairment of assets	(1,722.5)	(1,722.5)
Tax impact on Ambatovy impairment	102.9	102.9
Impairment of Oil assets	—	(80.6)
Lower exploration and evaluation impairment losses	13.5	14.7
Gain on sale of corporate assets	(3.3)	15.8
Arbitration settlement	(1.3)	(14.1)
January 2014 earnings at Ambatovy capitalized prior to commercial production	—	(10.2)
Foreign exchange impact on operations	(15.7)	(44.4)
Lower combined net finance expense, before Ambatovy call option revaluation	29.8	41.1
Ambatovy call option revaluation	—	(13.7)
Cuban tax recovery	—	43.3
Other tax recoveries	4.9	62.1
Other	10.9	(2.1)
Change in net loss from continuing operations, compared to 2014	$(1,609.6)	$(1,753.2)

CONSOLIDATED FINANCIAL POSITION

The following table summarizes the significant items as derived from the audited consolidated statements of financial position:

$ millions, except as otherwise noted, as at December 31	2015	2014	Change

Current assets	$820.4	$855.1	(4)%
Current liabilities	212.1	193.6	10%
Working capital	608.3	661.5	(8)%
Current ratio	3.87:1	4.42:1	136%
Cash, cash equivalents and short-term investments	$435.4	$477.2	(9)%
Non-current advances, loans receivable and other financial assets	1,600.5	1,922.4	(17)%
Investment in an associate	757.3	1,548.5	(51)%
Investment in a joint venture	404.2	380.1	6%
Property, plant and equipment	351.1	422.1	(17)%
Total assets	4,090.0	5,283.2	(23)%
Total loans and borrowings	2,263.1	1,859.9	22%
Total provisions	126.6	126.8	—
Total liabilities	2,532.9	2,224.5	14%
Retained (deficit) earnings	(2,342.6)	(259.9)	(801)%
Shareholders’ equity	1,557.1	3,058.7	(49)%

As at December 31, 2015, cash, cash equivalents and short-term investments decreased by $41.8 compared to the prior year end.  For additional information see the Liquidity and capital resources - sources and uses of cash section.

The significant changes in assets, liabilities and shareholders’ equity from 2014 to 2015 are discussed below:

•                  Investment in an associate decreased by $791.2 million primarily as a result of the $1.6 billion impairment of Ambatovy’s assets, partly offset by a $840.0 million decrease in Ambatovy’s subordinated loan payable, due to a conversion from loan payable to equity and foreign exchange adjustments;

•                  Non-current advances, loans receivable and other financial assets decreased by $321.9 million primarily due to a $840.0 million decrease in the Ambatovy subordinated loan receivable, due to a conversion from loan receivable to equity and repayments on the Energas conditional sales agreement, partly offset by $135.7 million of loans provided to the Ambatovy Joint Venture to meet the Corporation’s funding obligations, foreign exchange adjustments and accrued interest receivable related to the Ambatovy subordinated loan;

•                  Property, plant and equipment decreased by $71.0 million primarily as a result of the impairment of $80.6 million recognized on the Corporation’s oil assets and depletion, depreciation and amortization, offset by normal course capital spending.  A discussion of spending on capital is included in the Review of operations sections for each segment;

•                  Total loans and borrowings increased by $ 403.2 million primarily due to foreign exchange adjustments on the Ambatovy Joint Venture loans due to a weakening of the Canadian dollar relative to the U.S dollar as well as the drawdown of the revolving term credit facility and line of credit; and

•                  Retained earnings decreased by $2.1 billion reflecting the impact of losses recognized in the year. In addition, the Corporation paid dividends of $9.0 million during the year prior to the suspension of dividends announced in October 2015.

Outlook

2016 PRODUCTION AND CAPITAL SPENDING GUIDANCE

In 2016, Sherritt has made certain modifications to how guidance is presented. For example, nickel and cobalt production expectations will continue to be published and reconciled to production guidance, but mixed sulphide production will not be part of the production guidance.  This change was implemented recognizing that external stakeholders are focused on finished metal production with mixed sulphide production guidance having less utility.

Secondly, capital spending estimates are being presented in U.S. dollars, with the Canadian dollar estimate being presented for ease of comparison. The Canadian dollar estimate has been converted using the 2016 forecast conversion rate of $1.36. This change in presentation is intended to align with Sherritt’s capital budgeting practices, and to mitigate the change to capital that arises from translation to the Canadian dollar reporting currency.  In 2015, capital spending revisions were generally explained in terms of their U.S. dollar movement, as the fall in the Canadian dollar offset larger downward revisions to capital spending as the year progressed.  This year, the presentation in U.S. dollars and reporting against spending projections in U.S. dollars is intended to mitigate the impacts of currency exchange volatility.  Capital projects in the Metals business are generally U.S. dollar expenditures, while in Oil & Gas, the expenditures are roughly 50% Canadian dollar denominated and 50% U.S. dollar denominated.

		Actual
	2015	2015	2016
Production volumes and spending on capital	guidance	December 31	guidance

Production volumes
Mixed sulphides (tonnes, Ni+Co contained, 100% basis)
Moa Joint Venture	36,500-38,000	37,020
Ambatovy Joint Venture	50,500-56,000	48,995
Total	87,000-94,000	86,015
Nickel, finished (tonnes, 100% basis)
Moa Joint Venture	33,000-34,000	33,706	33,500 - 34,500
Ambatovy Joint Venture	45,000-48,000	47,271	48,000 - 50,000
Total	78,000-82,000	80,977	81,500 - 84,500
Cobalt, finished (tonnes, 100% basis)
Moa Joint Venture	3,500-4,000	3,734	3,300 - 3,800
Ambatovy Joint Venture	3,500-4,000	3,464	3,300 - 3,800
Total	7,000-8,000	7,198	6,600 - 7,600
Oil — Cuba (gross working-interest, bopd)	18,500	18,257	14,500
Oil and Gas — All operations (net working-interest, boepd)	11,300	11,158	8,900
Electricity (GWh, 33 1/3% basis)	850	902	860

Spending on capital ($ millions)
Metals — Moa Joint Venture (50% basis), Fort Site (100% basis) (1)	75	64	US$38 (52)
Metals — Ambatovy Joint Venture (40% basis)	35	24	US$25 (34)
Oil and Gas	71	55	US$43 (59)
Power (33 1/3% basis)	4	4	US$1 (1)
Power (33 1/3% basis) Pipeline Construction on Service Concession Arrangements			US$4 (5)
Spending on capital (excluding Corporate)	185	147	US$111 (151)

(1)         Spending is 50% of US$ expenditures for Moa JV and 100% expenditures for Fort Site fertilizer and utilities.

PRODUCTION VOLUMES

Sherritt expects 2016 production to increase at Ambatovy, despite the planned once in three year maintenance shutdown of operations scheduled for Q3 2016.  Production at Moa and in the power operations is expected to remain steady, with a decline in Oil & Gas, reflecting natural reservoir declines and no further drilling activity on existing PSC’s.  The original PSC wells are scheduled to revert to Cuban ownership in 2017 and 2018.  Longer term, new production in Oil & Gas is expected to come from the drilling of Block 10, where the drill program will progress at a pace driven by prudent capital spending, and the objective of running the business units to be cash flow neutral.

CAPITAL SPENDING

Capital spending (excluding Corporate) in 2015 was approximately $147 million, up 39% from 2014 capex of approximately $106 million, but down 21% from guidance provided at the end of Q3 2015. Approximately US$12 million ($16.3 million) has been carried over to 2016 estimated capital spending of US$107 million.

In the Moa JV, 2016 estimated capital spending is consistent with 2015 levels adjusting for carry-forwards.  The acid plant construction at the Moa JV is nearing 75%  completion at January 31, 2016, and is on track to be operating in the second half of 2016.  Counting US$40.4 million spent (100% basis) from the construction re-start in 2013 to the end of 2015 and an additional estimated US$24.6 million (included in the 2016 capital spending estimate), the construction completion cost (since resuming construction in 2013) is forecast at approximately US$65 million which is in line with the 2013 approved budget and is being 100% financed by a Cuban leading institution.

Ambatovy capital spending is similar to what was originally estimated for 2015.

Oil and gas estimated capital spending is focused on the preparation and drilling of Block 10. Block 10 is covered by one of the two new PSC’s which Sherritt signed in 2014 with the Cuban agency, encompassing 261 square kilometres in the Bay of Cardenas for a 25-year term.  Sherritt originally held Block 10 and completed a drill hole on the block in June 1994.  Sherritt drilled one well, using an offshore drilling rig, which produced a discovery which tested at 3,750 barrels of oil per day.   Since then, significant advances in horizontal drilling technology have made new drilling from onshore a viable prospect.

Power capital spending is forecast to be US$1 million (Sherritt’s 33 1/3% share) in 2016. In addition, the cost to construct a new pipeline to increase gas availability is estimated at US$4 million (Sherritt’s share) with construction starting and finishing in 2016.

Significant factors influencing operations

As a commodity-based, geographically diverse company, Sherritt’s operating results are influenced by many factors, the most significant of which are: commodity prices and foreign exchange rates.

COMMODITY PRICES

Operating results for the year ended December 31, 2015 were significantly impacted by market-driven commodity prices for nickel, cobalt, oil and gas.  A significant portion of electricity prices are established at the beginning of a negotiated supply contract period and are, therefore, less susceptible to commodity price fluctuations during the term of the agreement.

Nickel spot prices hit a multi-year low of US$3.70 per pound in the fourth quarter of 2015, and have since traded lower in February. These are price levels not seen since 2003. More significant supply disruptions have started to appear in January, with announced cuts from Votorantim and Mirabela in Brazil, and Panoramic and Mincor in Australia.  Coupled with Chinese supply cuts announced in 2015, these cuts could impact 200,000 tonnes of nickel supply in 2016. So far, the LME nickel price has not shown any positive response to the supply cut news, as nickel was one of the worst performers in 2015 and published inventories remain at high levels buffering the impact of any supply disruptions. On the demand side, global stainless demand is estimated to have decreased marginally (by approximately 1.2%) in 2015; however, despite this slowdown, world nickel demand is projected to increase marginally in 2016.  High levels of nickel stocks and the strengthening U.S. dollar are factors that may cap price rallies in 2016. Sherritt’s Moa Joint Venture and Ambatovy Joint Venture operations experienced steady demand for their nickel briquettes throughout 2015, despite the negative market sentiment and price decline. Higher nickel grades of stainless steel remain more profitable for steel mills, which is positive for both the Moa and Ambatovy Joint Ventures.

Crude oil prices also hit multi-year lows, with WTI prices ending the year at US$36.60 per barrel, and Gulf Coast Fuel Oil 6 ending the year at US$21.80 per barrel.

A sensitivity analysis of 2015 earnings to changes in significant commodity prices is provided in the Supplementary information — Sensitivity analysis section.

FOREIGN EXCHANGE RATE

As Sherritt reports its results in Canadian dollars, the fluctuation in foreign exchange rates has the potential to cause significant volatility in those results.  Most commodity prices are quoted in U.S. dollars, and a significant portion of operating expenses are U.S. dollar denominated.  Therefore operating earnings are generally positively impacted by a weaker Canadian dollar as the uplift on revenue exceeds the negative impact on operating expenses.  However, in a period of operating losses, where U.S. denominated expenses exceeds U.S. denominated revenue, the foreign exchange impact is negative.  This was the case in 2015 where the negative impact of foreign exchange on operating earnings was approximately $90 million.

In addition many of Sherritt’s trade accounts receivable, accounts payable, loans receivable and loans payable are denominated in U.S. dollars.  In 2015, the U.S. based financial liabilities exceeded the U.S. based financial assets which resulted in a negative translation loss of approximately $45 million for the year.

During 2015, the Canadian dollar weakened relative to the U.S. dollar such that the average annual Canadian dollar cost to purchase one U.S. dollar increased on average to $1.28, compared to an average of $1.10 in 2014 and had an approximate negative impact on earnings of $135 million as described above.

Review of operations

METALS

Financial Review

$ millions, for the three months ended December 31				2015				2014
	Moa JV and	Ambatovy			Moa JV and	Ambatovy
	Fort Site	JV	Other	Total	Fort Site	JV	Other	Total	Change

FINANCIAL HIGHLIGHTS
Revenue	$101.1	$69.9	$12.8	$183.8	$127.3	$73.4	$15.8	$216.5	(15)%
Earnings (loss) from operations	(6.8)	(1,785.5)	(0.6)	(1,792.9)	9.9	(51.6)	0.5	(41.2)	(4,252)%
Adjusted EBITDA(1)	7.6	(9.5)	—	(1.9)	21.2	(7.5)	(0.1)	13.6	(114)%
Cash provided (used) by operations	21.1	(22.3)	1.4	0.2	30.0	(16.8)	2.4	15.6	(99)%
Free cash flow(1)	1.3	(26.6)	1.4	(23.9)	9.0	(29.1)	2.4	(17.7)	(35)%

PRODUCTION VOLUMES (tonnes)
Mixed Sulphides	4,336	5,042	—	9,378	4,589	4,312	—	8,901	5%
Finished Nickel	4,098	4,885	—	8,983	4,332	3,964	—	8,296	8%
Finished Cobalt	521	386	—	907	436	277	—	713	27%
Fertilizer	69,741	15,169	—	84,910	69,996	10,942	—	80,938	5%

NICKEL RECOVERY (%)	89%	86%			84%	87%

SALES VOLUMES (tonnes)
Finished Nickel	4,237	4,665	—	8,902	4,401	3,658	—	8,059	10%
Finished Cobalt	559	411	—	970	435	257	—	692	40%
Fertilizer	60,461	14,814	—	75,275	78,134	9,080	—	87,214	(14)%

AVERAGE REFERENCE PRICES (US$ per pound)
Nickel				$4.27				$7.17	(40)%
Cobalt(2)				11.34				14.07	(19)%

AVERAGE-REALIZED PRICES(1)
Nickel ($ per pound)	$5.57	$5.52	—	$5.54	$7.94	$7.84	—	$7.89	(30)%
Cobalt ($ per pound)	14.08	11.31	—	12.91	15.49	14.84	—	15.34	(16)%
Fertilizer ($ per tonne)	413	197	—	371	391	187	—	370	—

UNIT OPERATING COSTS(1) (US$ per pound)
Nickel - net direct cash cost	$2.90	$4.07	—	3.51	$4.44	$6.98	—	5.59	(37)%

SPENDING ON CAPITAL
Sustaining	$13.8	$4.9	$—	$18.7	$18.6	$12.4	$—	$31.0	(40)%
Expansion	6.7	—	—	6.7	2.8	—	—	2.8	139%
	$20.5	$4.9	$—	$25.4	$21.4	$12.4	$—	$33.8	(25)%

(1)          For additional information see the Non-GAAP measures section.

(2)          Average low-grade cobalt published price per Metals Bulletin.

$ millions, for the years ended December 31				2015				2014
	Moa JV and	Ambatovy			Moa JV and	Ambatovy
	Fort Site	JV	Other	Total	Fort Site	JV(1)	Other	Total	Change

FINANCIAL HIGHLIGHTS
Revenue	$412.6	$332.0	$60.5	$805.1	$457.4	$291.8	$64.6	$813.8	(1)%
Earnings (loss) from operations	(4.4)	(1,934.1)	0.5	(1,938.0)	39.0	(158.4)	1.3	(118.1)	(1,541)%
Adjusted EBITDA(2)	42.2	(9.4)	0.5	33.3	78.1	(5.5)	0.7	73.3	(55)%
Cash provided (used) by operations	53.4	(24.3)	4.1	33.2	34.5	(52.6)	0.9	(17.2)	293%
Free cash flow(2)	(9.0)	(60.4)	4.1	(65.3)	(6.9)	(102.9)	0.9	(108.9)	40%

PRODUCTION VOLUMES (tonnes)
Mixed Sulphides	18,510	19,598	—	38,108	18,205	16,107	—	34,312	11%
Finished Nickel	16,853	18,908	—	35,761	16,455	14,821	—	31,276	14%
Finished Cobalt	1,867	1,386	—	3,253	1,605	1,166	—	2,771	17%
Fertilizer	255,991	54,930	—	310,921	263,423	39,112	—	302,535	3%

NICKEL RECOVERY (%)	89%	86%			87%	86%

SALES VOLUMES (tonnes)
Finished Nickel	16,980	18,857	—	35,837	16,604	13,559	—	30,163	19%
Finished Cobalt	1,885	1,362	—	3,247	1,623	1,071	—	2,694	21%
Fertilizer	182,065	56,033	—	238,098	214,271	36,841	—	251,112	(5)%

AVERAGE REFERENCE PRICES (US$ per pound)
Nickel				$5.37				$7.65	(30)%
Cobalt(3)				12.99				14.16	(8)%

AVERAGE-REALIZED PRICES(2)
Nickel ($ per pound)	$6.72	$6.64	—	$6.68	$8.23	$8.37	—	$8.29	(19)%
Cobalt ($ per pound)	15.69	14.50	—	15.20	15.20	14.93	—	15.10	1%
Fertilizer ($ per tonne)	425	196	—	371	392	168	—	359	3%

UNIT OPERATING COSTS(2) (US$ per pound)
Nickel - net direct cash cost	$3.88	$4.83	—	4.38	$4.99	$7.04	—	5.91	(26)%

SPENDING ON CAPITAL(4)
Sustaining	$47.4	$23.8	$—	$71.2	$36.6	$37.5	$—	$74.1	(4)%
Expansion	16.7	—	—	16.7	6.0	—	—	6.0	178%
	$64.1	$23.8	$—	$87.9	$42.6	$37.5	$—	$80.1	10%

(1)          Represents the post-commercial production period except for production volumes and nickel recovery.

(2)          For additional information see the Non-GAAP measures section.

(3)          Average low-grade cobalt published price per Metals Bulletin.

(4)          For Ambatovy JV, excludes payments made on arbitration settlements disclosed in note 7 of the audited consolidated financial statements for the year ended December 31, 2015.

Moa Joint Venture and Fort Site

Revenue is composed of the following:

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Nickel	$54.8	$77.0	(29)%	$254.5	$301.4	(16)%
Cobalt	17.4	14.9	17%	65.2	54.4	20%
Fertilizers	25.0	30.5	(18)%	77.4	83.9	(8)%
Other(1)	3.9	4.9	(20)%	15.5	17.7	(12)%
	$101.1	$127.3	(21)%	$412.6	$457.4	(10)%

(1)         Beginning in the second quarter of 2015 sulphuric acid revenue was reclassified from fertilizers to other; all current and prior periods have been adjusted to reflect this change. The amount of sulphuric acid revenue included in other was $2.7 million and $10.6 million for the three and twelve months ended December 31, 2015, respectively, and $3.0 million and $11.7 million for the three and twelve months ended December 31, 2014, respectively.

The change in earnings from operations between 2015 and 2014 is detailed below:

	For the three	For the year
	months ended	ended
	2015	2015
$ millions	December 31	December 31

Lower U.S. dollar denominated realized nickel prices	$(27.5)	$(85.7)
Lower U.S. dollar denominated realized cobalt prices	(3.6)	(6.0)
Higher fertilizer prices	1.9	7.8
Higher metals sales volumes	1.7	4.8
Lower fertilizer sales volumes	(2.0)	(4.1)
Lower mining, processing and refining, third-party feed and fertilizer unit costs	12.4	32.3
Weaker Canadian dollar relative to the U.S. dollar	1.2	9.7
Other	(0.8)	(2.2)
Change in earnings from operations, compared to 2014	$(16.7)	$(43.4)

The average-realized prices of nickel and cobalt for the three and twelve months ended December 31, 2015 were lower than the same periods in the prior year due to lower reference prices. The impact of lower reference prices was partly offset by the impact of a weaker Canadian dollar relative to the U.S. dollar.

Production of contained mixed sulphides for the three months ended December 31, 2015 was lower compared to the same period in the prior year primarily as a result of unplanned maintenance in HPAL operations resulting in lower process plant availability in the quarter.  The unplanned maintenance and lower availability was partially attributed to power failures stemming from a newly commissioned national power plant in Moa which also contributed to premature component failures in the HPAL.  Production was higher for the twelve months ended December 31, 2015 reflecting strong production in the first half of 2015.

Production of finished nickel for the three months ended December 31, 2015 was lower compared to the same period in the prior year due to lower Moa feed availability; however it was higher for the twelve month period.  Continued stable refinery operations and mixed sulphide availability over the course of the year, resulted in finished nickel volume above levels of the prior year despite a longer planned annual refinery shutdown in the second quarter of 2015. Finished cobalt production for the three and twelve months ended December 31, 2015 was also higher than in the same periods in the prior year reflecting similar trends and a higher utilization of cobalt rich feeds.

Fertilizer’s contributions to operating earnings for the three and twelve months ended December 31, 2015 were lower compared to the same periods in the prior year due to lower production and sales volumes, partly offset by higher realized prices.  For the twelve months ended December 31, 2015, lower opening inventories after a strong fourth quarter in 2014 and the longer planned maintenance shutdown in the second quarter of 2015, impacted production and sales volumes.

Cost of sales(1) is composed of the following:

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Mining, processing and refining	$61.3	$67.5	(9)%	$254.1	$256.2	(1)%
Third-party feed costs	4.7	3.4	38%	13.9	14.6	(5)%
Fertilizers	16.4	22.5	(27)%	57.6	62.0	(7)%
Selling costs	4.7	4.4	7%	16.6	16.9	(2)%
Other(2)	6.2	4.1	51%	23.6	19.3	22%
	$93.3	$101.9	(8)%	$365.8	$369.0	(1)%

(1)         Excludes depletion, depreciation and amortization

(2)         Beginning in the second quarter of 2015 sulphuric acid cost of sales was reclassified from fertilizers to other; all current and prior periods have been adjusted to reflect this change. The amount of sulphuric acid cost of sales included in other was $1.5 million and $11.4 million for the three and twelve months ended December 31, 2015, respectively, and $1.5 million and $6.5 million for the three and twelve months ended December 31, 2014, respectively.  Sulphuric acid costs increased in the twelve months ended December 31, 2015 primarily due to the bi-annual maintenance shutdown of the Sulphuric Acid Plant which took place in 2015.

Net direct cash cost(1) is composed of the following:

	For the three months ended			For the years ended
	2015	2014		2015	2014
	December 31	December 31	Change	December 31	December 31	Change

Mining, processing and refining costs	$4.60	$6.00	(23)%	$5.15	$6.24	(17)%
Third-party feed costs	0.38	0.31	23%	0.29	0.36	(19)%
Cobalt by-product credits	(1.39)	(1.35)	(3)%	(1.36)	(1.34)	(1)%
Other(2)	(0.69)	(0.52)	(33)%	(0.20)	(0.27)	26%
Net direct cash cost (US$ per pound of nickel)	$2.90	$4.44	(35)%	$3.88	$4.99	(22)%

(1)         For additional information see the Non-GAAP measures section.

(2)         Includes the Moa Joint Venture and Fort Site refinery fertilizer by-product profit or loss and marketing costs, discounts, and other by-product credits.

Net direct cash cost of nickel in the three and twelve months ended December 31, 2015 were lower compared to the same periods in the prior year due largely to lower mining, processing and refining costs primarily reflecting lower fuel oil prices.

Sustaining capital spending for the Moa Joint Venture was lower in the three months ended December 31, 2015 and higher in the twelve months ended December 31, 2015 compared to the same periods in the prior year.  The decrease in the fourth quarter was due to planned deferral of spending into 2016 in response to the weak commodity price environment.  The increase in the year to date period is a result of higher planned spending undertaken during the extended refinery and utilities shutdowns completed in the second quarter of 2015 and a weaker Canadian dollar relative to the U.S. dollar. Expansion capital spending relates to the construction of the 2,000 tonnes per day acid plant at Moa which is on track for operation in the second half of 2016.

Ambatovy

Revenue is composed of the following:

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31(1)	Change

Nickel	$56.8	$63.2	(10)%	$276.3	$249.9	11%
Cobalt	10.2	8.4	21%	43.6	35.2	24%
Fertilizers	2.9	1.7	71%	11.0	6.2	77%
Other	—	0.1	(100)%	1.1	0.5	120%
	$69.9	$73.4	(5)%	$332.0	$291.8	14%

(1)         Excludes revenue for January 2014 of approximately $17 million, which was capitalized for accounting purposes.

The change in earnings from operations between 2015 and 2014 is detailed below:

	For the three	For the year
	months ended	ended
	2015	2015
$ millions	December 31	December 31

Lower US dollar denominated realized nickel prices	$(21.6)	$(47.9)
Lower US dollar denominated realized cobalt prices	(5.1)	(10.6)
Higher metals sales volumes	23.8	85.3
Higher fertilizer sales volumes	0.9	3.0
Lower administrative expense	2.8	4.7
Higher depreciation expense	(3.6)	(23.2)
Weaker Canadian dollar relative to the U.S. dollar	(16.6)	(55.7)
January 2014 losses capitalized prior to commercial production	—	(10.2)
Impairment of assets (excluding related $102.9M tax recovery)	(1,722.5)	(1,722.5)
Other	8.0	1.4
Change in earnings from operations, compared to 2014	$(1,733.9)	$(1,775.7)

In the fourth quarter of 2015, the Ambatovy Joint Venture recorded an impairment of US$2.4 billion (100% basis) due to lower forecast nickel prices.  The impairment recorded at the Sherritt level is $1.6 billion after tax, consisting of $1.3 billion representing Sherritt’s 40% share of Ambatovy’s impairment and $0.3 billion from the incremental carrying value of Sherritt’s Ambatovy assets, primarily related to mineral rights acquired from Dynatec in 2007.

The average-realized prices of nickel and cobalt for the three and twelve months ended December 31, 2015 decreased compared to the same periods in the prior year due to lower reference prices.  The impact of a lower reference price was partly offset by a weaker Canadian dollar relative to the U.S. dollar.

Production and sales volumes of nickel and cobalt were higher for the three and twelve months ended December 31, 2015 compared to the same periods in the prior year due to process control enhancements and improved operational stability, which have facilitated the ramp-up of production capacity.  Finished nickel production for three and twelve months ended December 31, 2015 represents 81% and 79% of design capacity, respectively.  For the twelve months ended December 31, 2015 production was affected by a plant strike in April, unexpected plant outages and maintenance and repairs to the ore thickeners.  All autoclave train turnarounds scheduled for the second half of 2015 were successfully completed and significant progress was made in reducing maintenance time required to perform an autoclave turnaround from approximately 42 days to 21 days going forward.  In the third quarter of 2016, a two week total plant shutdown is scheduled to complete inspections of pressure vessels in accordance with statutory engineering codes and to carry out major opportune maintenance in various areas of the plant.

Sales volumes of nickel and cobalt for the twelve months ended December 31, 2015 were also higher compared to the prior-year period which only included sales for the eleven months following the declaration of commercial production.

Depletion, depreciation, and amortization expense for the three and twelve months ended December 31, 2015 were higher compared to the same periods in the prior year due to the impact of a weaker Canadian dollar relative to the U.S. dollar.  For the twelve months ended December 31, 2015 the increase is also due to the prior-year period recognizing depreciation for the post commercial production period only.  Going forward, depreciation charges are expected to decline by approximately US$55.0 million (40% basis) per year as a result of the lower carrying value due to the impairment recognized in the fourth quarter of 2015.

Cost of sales(1) is composed of the following:

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31(2)	Change

Mining, processing and refining	$68.4	$70.1	(2)%	$296.1	$257.4	15%
Selling costs	3.5	2.6	35%	14.5	10.6	37%
Impairment of inventory	36.4	—	—	36.4	—	—
Other	3.9	—	—	9.7	3.8	155%
	$112.2	$72.7	5%	$356.7	$271.8	31%

(1)         Excludes depletion, depreciation and amortization.

(2)         Excludes cost of sales for January 2014 of approximately $27 million, which were capitalized for accounting purposes.

Net direct cash cost(1) is composed of the following:

	For the three months ended			For the years ended
	2015	2014		2015	2014
	December 31	December 31	Change	December 31	December 31(2)	Change

Mining, processing and refining costs	$4.78	$7.52	(36)%	$5.49	$7.82	(30)%
Cobalt by-product credits	(0.90)	(0.97)	(7)%	(0.87)	(1.09)	(20)%
Other(3)	0.19	0.43	(56)%	0.21	0.31	(32)%
Net direct cash cost (US$ per pound of nickel)	4.07	6.98	(42)%	4.83	7.04	(31)%

(1)         For additional information see the Non-GAAP measures section.

(2)         Represents the post-commercial production period.

(3)         Includes selling costs, discounts, and other by-product credits.

Net direct cash cost of nickel for the three and twelve months ended December 31, 2015 decreased compared to the same periods in the prior year primarily due to increased production efficiencies resulting from the continued ramp up; lower maintenance costs and headcount and lower overall input commodity prices.  The fourth quarter of 2015 represented a record NDCC quarter for Ambatovy and demonstrates the potential for Ambatovy NDCC to trend toward the lowest quartile NDCC production with mining, processing and refining costs similar to those of the Moa Joint Venture.

Capital spending for Ambatovy is focused on sustaining capital for mining and production equipment and the tailings facility.

In the third quarter of 2015, SNC-Lavalin exercised their put option to divest their 5% interest in Ambatovy, selling their stake to existing partner Sumitomo Corporation for $600.0 million.  Sumitomo now owns 32.5%, with Sherritt at 40% and Korea Resources at 27.5%.  As a result of SNC-Lavalin exercising their put option, Sherritt’s Ambatovy call option expired and the Corporation recognized a loss on financial instruments of $13.7 million within net finance expense.

In 2015, Sherritt provided funding to Ambatovy of US$105.6 million ($135.7 million). Funding requirements were significantly impacted in the year by principal and interest payments on the Ambatovy Joint Venture Financing. As no funding was provided in the fourth quarter, this amount is unchanged from the funding that Sherritt reported in the third quarter of 2015.  As a result of achieving financial completion, the US$ 1.6 billion Ambatovy Joint Venture Financing (balance as at December 31, 2015, 100% basis) became non-recourse to the partners.

Pursuant to cash calls due in January, 2016, an additional US$30.0 million was provided to Ambatovy by Sumitomo Corp. and Korea Resources Corp. (KORES). Total cash calls of US$50.0 million were made, with Sherritt not funding its 40% pro-rata share (US$20.0 million).  By agreement amongst the partners Sherritt’s unfunded amounts remain payable to Ambatovy, with accrued interest at LIBOR +3%.  These amounts will be subtracted from future Ambatovy Joint Venture distributions, or may be set off by the Ambatovy Joint Venture against certain other amounts owed to Sherritt.  Sherritt also has the option to pay the amounts in cash at any time, at Sherritt’s election.  Until the funding deficit is cured, and subject to continued discussions with the Ambatovy partners, Sherritt will not be exercising its Ambatovy voting rights.  The outcome of these discussions is not certain — for additional information see Risk Factors — “Ambatovy Liquidity and Funding Risks” and “Restrictions in Debt Instruments, Debt Covenants and Mandatory Repayments.”

Sherritt determined not to fund further cash calls at this time to preserve liquidity and due to the current structure of the Ambatovy partner loans, which, at current nickel prices, effectively reduce Sherritt’s 40% interest in Ambatovy to a 12% economic interest(1).  At this time, Sherritt continues to serve as operator, and constructive discussions are ongoing between partners and senior lenders regarding future funding of Ambatovy and modifications to the existing senior principal amortization.

(1)         70% of Sherritt’s distributable cash flow from Ambatovy (after opex, capex and project debt service) goes to Partner Loan repayment, leaving Sherritt with 30%; 30% of Sherritt’s 40% ownership = 12%.

OIL AND GAS

Financial review

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions, except as otherwise noted	December 31	December 31	Change	December 31	December 31	Change

FINANCIAL HIGHLIGHTS
Revenue	$30.5	$49.6	(39)%	$162.6	$269.3	(40)%
(Loss) earnings from operations	(1.2)	(4.9)	76%	(71.6)	110.7	(165)%
Adjusted EBITDA(1)	9.7	26.3	(63)%	81.9	191.7	(57)%
Cash provided (used) by operations	30.2	58.3	(48)%	80.7	193.8	(58)%
Free cash flow(1)	23.3	41.6	(44)%	21.4	131.0	(84)%

PRODUCTION AND SALES(2)
Gross working-interest (GWI) - Cuba	17,045	18,701	(9)%	18,257	19,456	(6)%
Total net working-interest (NWI)	10,727	10,369	3%	11,158	10,960	2%

AVERAGE REFERENCE PRICES (US$ per barrel)
Gulf Coast Fuel Oil No. 6	$29.86	$61.98	(52)%	$40.68	$82.55	(51)%
Brent	43.45	76.80	(43)%	52.08	99.35	(48)%

AVERAGE-REALIZED PRICES(1) (NWI)
Cuba ($ per barrel)	$29.38	$49.93	(41)%	$38.35	$66.21	(42)%
Spain ($ per barrel)	53.39	84.61	(37)%	67.37	109.08	(38)%
Pakistan ($ per boe)(2)	11.00	9.38	17%	10.63	9.05	17%
Weighted-average ($ per boe)	29.53	49.58	(40)%	38.73	65.69	(41)%

UNIT OPERATING COSTS(1)(2)(3) (GWI)
Cuba	$10.82	$9.94	9%	$9.53	$8.56	11%
Spain	60.40	185.59	(67)%	61.12	72.80	(16)%
Pakistan	9.87	6.36	55%	8.56	6.45	33%
Weighted-average ($ per boepd)	11.64	12.25	(5)%	10.69	9.45	13%

SPENDING ON CAPITAL
Development, facilities and other	$(1.2)	$20.2	(106)%	$53.1	$64.8	(18)%
Exploration	0.5	—	—	1.4	0.6	133%
	$(0.7)	$20.2	(103)%	$54.5	$65.4	(17)%

(1)         For additional information see the Non-GAAP measures section.

(2)         Oil production is stated in barrels of oil per day (bopd). Natural gas production is stated in barrels of oil equivalent per day (boepd), which is converted at 6,000 cubic feet per barrel. Collectively, oil and natural gas production are stated in barrels of oil equivalent per day (boepd).

(3)         Excludes the impact of impairment of property, plant and equipment.

Oil and Gas revenue is composed of the following:

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Cuba	$27.4	$45.0	(39)%	$146.1	$250.6	(42)%
Spain	1.5	2.0	(25)%	10.5	11.2	(6)%
Pakistan	0.2	0.2	—	1.1	1.0	10%
Processing	1.4	2.4	(42)%	4.9	6.5	(25)%
	$30.5	$49.6	(39)%	$162.6	$269.3	(40)%

The change in earnings from operations between 2015 and 2014 is detailed below:

	For the three	For the year
	months ended	ended
	2015	2015
$ millions	December 31	December 31

Lower realized oil and gas prices, denominated in U.S. dollars	$(12.3)	$(93.8)
Lower Cuba gross working-interest volumes	(3.4)	(11.8)
Higher Spain volumes	—	6.7
Lower cost recovery revenue	(4.2)	(14.6)
Lower administrative costs	(0.7)	1.1
Lower depletion, depreciation and amortization	8.6	4.0
Weaker Canadian dollar relative to the U.S. dollar	(2.3)	(5.7)
Impairment of Oil assets	—	(80.6)
Lower exploration and evaluation impairment losses	13.5	14.7
Lower (higher) operating costs	3.7	(1.5)
Other	0.8	(0.8)
Change in earnings from operations, compared to 2014	$3.7	$(182.3)

Reference and realized prices continued to decline in the fourth quarter of 2015. Prices were significantly lower in the three and twelve months ended December 31, 2015 compared to the same periods in the prior year.  The decrease in average-realized price in the current-year periods benefited from the impact of a weaker Canadian dollar relative to the U.S. dollar.

In Spain, revenue decreased in the three and twelve months ended December 31, 2015 compared to the same periods in the prior year primarily due to lower realized prices, partly offset by higher production resulting from a successful workover in the Rodaballo field, which came back onto production in the first quarter of 2015.

In the third quarter of 2015, the Corporation recorded an impairment expense of $80.6 million on its oil assets in Cuba and Spain.  This impairment is the result of lower oil price forecasts and drilling results from development wells at Puerto Escondido/Yumuri extension that were below expectation.

Production and sales volumes were as follows:

	For the three months ended			For the years ended
	2015	2014		2015	2014
Daily production volumes(1)	December 31	December 31	Change	December 31	December 31	Change

Gross working-interest oil production in Cuba	17,045	18,701	(9)%	18,257	19,456	(6)%
Net working-interest oil production
Cuba (heavy oil)
Cost recovery	4,580	4,311	6%	4,059	3,395	20%
Profit oil	5,565	5,493	1%	6,378	6,975	(9)%
Total	10,145	9,804	3%	10,437	10,370	1%
Spain (light oil)	292	257	14%	426	280	52%
Pakistan (natural gas)	290	308	(6)%	295	310	(5)%
	10,727	10,369	3%	11,158	10,960	2%

(1)         Refer to Oil and Gas production and sales volume on page 62 for further detail.

Gross working-interest oil production in Cuba decreased for the three and twelve months ended December 31, 2015 compared to the same periods in the prior year primarily due to lower oil production from development wells drilled under the Puerto Escondido/Yumuri Production Sharing Contract (PSC) extension which were not able to offset the natural reservoir declines.

Cost-recovery oil production in Cuba for the three and twelve months ended December 31, 2015 increased compared to the same periods in the prior year as a result of lower oil prices.  The allocation of cost recovery barrels in any particular period is limited to a fixed percentage of GWI volumes within each cost pool.  Expenditures that exceed this limit are carried forward and are eligible for a future allocation of cost recovery barrels.

Profit oil production, which represents Sherritt’s share of production after cost recovery volumes are deducted from GWI volumes, were lower in the twelve months ended December 31, 2015 as a result of higher cost recovery oil volumes during the current-year periods and a reduction in GWI volumes.

In Spain, oil production was higher in the three and twelve months ended December 31, 2015 compared to the same periods in the prior year as a result of increased production from the Rodaballo field.

Unit operating cost in Cuba increased in the three and twelve months ended December 31, 2015 compared to the same periods in the prior year primarily due to a weaker Canadian dollar relative to the U.S. dollar and lower production, partly offset by lower workover costs in 2015.

Unit operating cost in Spain decreased in the three and twelve months ended December 31, 2015 compared to the same periods in the prior year primarily as a result of lower workover costs in 2015 as well as higher production in the Rodaballo field.

Spending on capital was lower in the three and twelve months ended December 31, 2015 compared to the same periods in the prior year due to a decrease in development drilling activities and lower spending on facilities.     In the twelve months ended December 31, 2015, a total of six development wells were drilled with two currently producing oil, one abandoned, one suspended and two shut-in.

During the year, Oil and Gas fulfilled its commitment to drill seven wells under the Puerto Escondido/Yumuri Production Sharing Contract extension agreement.

POWER

Financial review

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions (331/3% basis), except as otherwise noted	December 31	December 31	Change	December 31	December 31	Change

FINANCIAL HIGHLIGHTS
Revenue	$13.7	$11.7	17%	$52.7	$49.0	8%
(Loss) earnings from operations	(3.3)	(0.1)	(3,200)%	(3.7)	4.3	(186)%
Adjusted EBITDA(1)	5.5	5.4	2%	30.0	24.8	21%
Cash provided by operations	6.5	18.5	(65)%	61.4	49.8	23%
Free cash flow(1)	4.4	16.3	(73)%	57.0	45.4	26%

PRODUCTION AND SALES
Electricity (GWh(2))	226	214	6%	902	847	6%

AVERAGE-REALIZED PRICES(1)
Electricity (per MWh(2))	$56.53	$48.38	17%	$54.26	$46.81	16%

UNIT OPERATING COSTS(1)(per MWh)
Base	$23.77	$19.21	24%	$17.57	$15.18	16%
Non-base(3)	10.11	3.61	180%	3.43	2.07	66%
	33.88	22.82	48%	21.00	17.25	22%

SPENDING ON CAPITAL AND SERVICE CONCESSION ARRANGEMENTS
Sustaining	$2.2	2.3	(4)%	$4.4	$3.7	19%
Growth	—	—	—	—	0.7	(100)%
Capital	$2.2	2.3	(4)%	$4.4	$4.4	—

Service concession arrangements	(0.2)	—	—	(0.3)	2.1	(114)%
	$2.0	2.3	(13)%	$4.1	$6.5	(37)%

(1)         For additional information see the Non-GAAP measures section.

(2)         Gigawatt hours (GWh), Megawatt hours (MWh).

(3)         Costs incurred at the Boca de Jaruco and Puerto Escondido facilities that otherwise would have been capitalized if these facilities were not accounted for as service concession arrangements.

Power revenue is composed of the following:

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions (331/3% basis)	December 31	December 31	Change	December 31	December 31	Change

Electricity sales	$12.9	$10.3	25%	$49.0	$39.6	24%
By-products and other	1.0	1.4	(29)%	4.0	7.3	(45)%
Construction activity(1)	(0.2)	—	—	(0.3)	2.1	(114)%
	$13.7	$11.7	17%	$52.7	$49.0	8%

(1)         Value of construction, enhancement or upgrading activity of the Boca de Jaruco and Puerto Escondido facilities. The contractual arrangements related to the activities of these facilities are treated as service concession arrangements for accounting purposes. Construction activity revenue is offset equally by construction activity expenses recorded in cost of goods sold.

The change in earnings from operations between 2015 and 2014 is detailed below:

	For the three	For the year
	months ended	ended
	2015	2015
$ millions (331/3% basis)	December 31	December 31

Higher electricity volumes	$0.7	$3.1
Lower realized by-product prices	(0.5)	(2.9)
Lower realized by-product volume	(0.1)	(0.8)
Lower administrative expenses	0.9	3.5
Higher depletion, depreciation and amortization	(3.3)	(13.2)
Weaker Canadian dollar relative to the U.S. dollar	2.0	7.3
Other	(2.9)	(5.0)
Change in earnings from operations, compared to 2014	$(3.2)	$(8.0)

Electricity revenue was higher in the three and twelve months ended December 31, 2015, due to higher realized prices and production volumes.  Production was higher in the current periods as a result of higher gas availability and for the year to date period, production from the 150MW Boca de Jaruco Combined Cycle Project which was operational for the entire period, compared to eleven months in the prior-year period as a result of being brought online effective February 2, 2014.

The average-realized price of electricity was higher for the three and twelve months ended December 31, 2015 compared to the same periods in the prior year primarily due to a weakening of the Canadian dollar relative to the U.S. dollar.

Higher depletion, depreciation and amortization expense for the three and twelve months ended December 31, 2015 compared to the same periods in the prior year is due to the impact of a change in residual value estimate of the Varadero facility in the first quarter of 2015 as well as the impact of a weaker Canadian dollar relative to the U.S. dollar. In addition, depletion, depreciation and amortization is higher for the twelve months ended December 31, 2015 due to depreciation at the Boca de Jaruco Combined Cycle Project being recognized for the full period, compared to eleven months in the prior period.

Unit operating cost increased for the three and twelve months ended December 31, 2015 compared to the same periods in the prior year due to a weaker Canadian dollar relative to the U.S. dollar and higher routine maintenance costs, partly offset by higher production.

Sustaining capital expenditures were primarily related to routine maintenance and the purchases of equipment.

Liquidity and capital resources

Total available liquidity at December 31, 2015 was $438.0 million which includes cash, cash equivalents and short term investments of $435.4 million and available credit facilities of $2.6 million.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table provides a summary of consolidated significant liquidity and capital commitments based on existing commitments and debt obligations (including accrued interest):

			Falling	Falling	Falling	Falling	Falling
		Falling	due	due	due	due	due in
		due within	between	between	between	between	more than
Canadian $ millions, as at December 31, 2015	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years

Trade accounts payable and accrued liabilities	$73.6	$73.6	$—	$—	$—	$—	$—
Income taxes payable	2.4	2.4	—	—	—	—	—
Senior unsecured debentures	1,041.4	58.4	58.4	308.4	38.4	288.4	289.4
Ambatovy Joint Venture Additional Partner loans (non-recourse)	4,985.2	—	—	—	—	—	4,985.2
Ambatovy Joint Venture Partner loans	168.1	—	—	—	—	—	168.1
Other loans and borrowings	95.2	95.2	—	—	—	—	—
Provisions	160.7	19.1	4.2	4.4	—	0.4	132.6
Operating leases(2)	20.0	2.9	2.9	3.0	3.0	3.0	5.2
Capital commitments	11.5	11.5	—	—	—	—	—
Total	$6,558.1	$263.1	$65.5	$315.8	$41.4	$291.8	$5,580.5

(1)         The interest and principal on the loans from the Ambatovy Joint Venture partners will be repaid from the Corporation’s share of distributions from the Ambatovy Joint Venture. Amounts are based on management’s best estimate of future cash flows including estimating assumptions such as commodity prices, production levels, cash costs of production, capital and reclamation costs.  The Ambatovy Joint Venture additional partner loans are non-recourse to Sherritt unless there is a direct breach of certain restrictions stipulated in the loan documents. The maturity analysis table includes an estimate of interest repayments.

OTHER COMMITMENTS

The following commitments are not reflected in the table above:

Moa Joint Venture

As a result of the Corporation’s 50% interest in the Moa Joint Venture, its proportionate share of significant commitments of the joint venture includes the following:

•                  Environmental rehabilitation commitments of $87.6 million, with no significant payments due in the next four years;

•                  Advances and loans payable of $218.2 million; and

•                  Other commitments of $0.9 million.

Ambatovy Joint Venture

As a result of the Corporation’s 40% interest in the Ambatovy Joint Venture, its proportionate share of significant commitments of the Joint Venture includes the following:

•                  Environmental rehabilitation commitments of $227.5 million, with no significant payments due in the next four years;

•                  Other contractual commitments of $29.5 million; and

•                  Ambatovy Joint Venture senior debt financing of US$640.4 million ($886.4 million). On an undiscounted basis, principal and interest repayments are $1.1 billion.

In September 2015, the Ambatovy Joint Venture achieved financial completion under the Ambatovy Joint Venture financing, during the fourth quarter 2015 the challenge period for financial completion expired.  Upon achieving financial completion, the US$1.6 billion (100% basis, balance as at December 31, 2015) Ambatovy senior financing became non-recourse to the Joint Venture partners and the interest rate increased from LIBOR plus 1.4% to LIBOR plus 2.5%.

INVESTMENT LIQUIDITY

At December 31, 2015, cash and cash equivalents and investments were located in the following countries:

		Cash equivalents
		and
		short-term
$ millions, as at December 31, 2015	Cash	investments	Total

Canada	$100.2	$323.7	$423.9
Cuba	3.9	—	3.9
Other	7.7	—	7.7
	$111.8	$323.7	$435.5

Cash and short-term investments

The Corporation’s cash balances are deposited with major financial institutions rated A- or higher by Standard & Poor’s, except for institutions located in Madagascar (BB or higher) and with banks in Cuba that are not rated.

At December 31, 2015 cash equivalents includes $ 118.9 million in Government of Canada treasury bills and term deposits with major financial institutions both having original maturity dates of less than three months and short-term investments includes $204.8 million in Government of Canada treasury bills having original maturity dates of greater than three months and less than one year.

The table above does not include cash and cash equivalents of $43.7 million (100% basis) held by the Moa Joint Venture, or $39.6 million (100% basis) held by the Ambatovy Joint Venture.  The Corporation’s share is included as part of the investment in a joint venture and associate balances in the consolidated statement of financial position.

Loans and Borrowings

Loans and borrowings are composed primarily of:

•                  $750.0 million in unsecured debentures and notes having interest rates between 7.50% and 8.00% and maturities in 2018, 2020 and 2022;

•                  $1.4 billion in two loans provided by the Ambatovy Joint Venture partners to finance Sherritt’s portion of funding requirements of the Joint Venture bearing interest of six-month LIBOR plus a margin of 7.0% and 1.125%, respectively;

•                  $55.0 million in the syndicated revolving-term credit facility bearing interest at prime plus 2.25% per annum or bankers’ acceptances plus 3.25%; and

•                  $35.0 million in a line of credit bearing interest at prime plus 2.75% or bankers’ acceptances plus 3.75% per annum.

The following is a summary of significant changes in the Corporation’s credit facilities during 2015.

Syndicated revolving-term credit facility

In September 2015, the Corporation amended the terms of the syndicated revolving-term credit facility to extend the maturity date to November 30, 2016 and increase the maximum credit available from $90.0 to $115.0 million. The total available draw is based on eligible receivables and inventory. The interest rate on the facility remains unchanged at prime plus 2.25% per annum or bankers’ acceptances plus 3.25%. The facility is subject to the following financial covenants: net financial debt-to-EBITDA covenant of 3.75:1, financial debt-to-equity covenant of 0.55:1 and EBITDA-to-interest expense covenant of not less than 3:1.

Line of credit

In September 2015, the Corporation amended the terms of the line of credit to extend the maturity date to November 30, 2016 and increase the maximum credit available from $20.0 to $35.0 million. The interest rate on the facility increased from prime plus 2.25% or bankers’ acceptance plus 3.25% per annum to prime plus 2.75% or bankers’ acceptances plus 3.75% per annum. This facility is subject to the same financial covenants as the syndicated revolving-term credit facility.

CAPITAL STRUCTURE

	2015	2014
$ millions, except as otherwise noted	December 31	December 31	Change

Current portion of loans and borrowings	$91.2	$1.6	5600%
Non-current loans and borrowings	2,171.9	1,858.3	17%
Other financial liabilities	3.4	7.4	(54)%
Total debt	$2,266.5	$1,867.3	21%
Shareholders’ equity	1,557.1	3,058.7	(49)%
Total debt-to-capital (1)	59%	38%	56%

Common shares outstanding	293,853,001	293,271,191	—
Stock options outstanding	6,149,349	5,518,752	11%

(1)         Calculated as total debt divided by the sum of total debt and shareholders’ equity.

AVAILABLE CREDIT FACILITIES

The following table outlines the maximum amounts undrawn and available to the Corporation for credit facilities that had amounts undrawn at December 31, 2015 and December 31, 2014.  In September 2015, the Corporation amended the terms of the syndicated revolving-term credit facility as well as the line of credit and increased the maximum credit available on these facilities.  A detailed description of these facilities is provided in the Loans, borrowings and other liabilities note in the Corporation’s audited consolidated statements for the years ended December 31, 2015 and December 31, 2014.

			2015			2014
$ millions, as at			December 31			December 31
	Maximum	Undrawn	Available(1)	Maximum	Undrawn	Available(1)

Short-term
Syndicated revolving-term credit facility(2)	$115.0	$12.6	$2.6	$90.0	$33.0	$33.0
Line of credit	35.0	—	—	20.0	20.0	20.0
Total	$150.0	$12.6	$2.6	$110.0	$53.0	$53.0

(1)         The Corporation’s credit facilities are available to the extent amounts are undrawn and financial covenants or restrictions have not been exceeded.

(2)         Established for general corporate purposes. Total available draw is based on eligible receivables and inventory. At December 31, 2015, the Corporation had $47.4 million of letters of credit outstanding and drew down $55.0 million on this facility. Letters of credit at December 31, 2015 are primarily in place to support Oil and Gas reclamation obligations in Spain and exploration activities in Cuba.

Covenants

Certain of the Corporation’s credit facilities, loans and debentures have financial tests and other covenants with which the Corporation and its affiliates must comply. Non-compliance with such covenants could result in accelerated repayment of the related debt or credit facilities and classification of the amounts to current. The Corporation monitors its covenants on an ongoing basis and reports on its compliance with the covenants to its lenders on a quarterly basis.

As at December 31, 2015, the Corporation exceeded the financial debt to equity covenant of the Syndicated revolving-term credit facility and line of credit as a result of impairment charges recognized on the assets of the Ambatovy Joint Venture.  Exceeding this covenant gives the lender the option to accelerate the repayment terms of this facility. Subsequent to year end, the Corporation received a waiver for this covenant on the Syndicated revolving-term credit facility as at December 31, 2015.  In addition, a waiver was also received for this covenant on the line of credit. This waiver is temporary while discussions are ongoing with the line of credit lender.

SOURCES AND USES OF CASH

The Corporation’s cash flows from operating, investing and financing activities are summarized in the following table as derived from Sherritt’s consolidated statements of cash flow(1).

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Cash provided (used) by operating activities
Oil and Gas operating cash flow	$30.2	$58.3	(48)%	$80.7	$193.8	(58)%
Power operating cash flow (excluding interest received on Energas CSA loan)	3.7	7.1	(48)%	23.5	23.4	—
Fort Site operating cash flow	1.2	15.1	(92)%	14.3	13.6	5%
Dividends received from Moa Joint Venture	—	—	—	12.5	—	—
Interest received on Moa Joint Venture loans	0.6	2.0	(70)%	9.1	13.7	(34)%
Interest received on Energas CSA loan	2.8	11.4	(75)%	37.9	26.4	44%
Interest paid on debentures	(20.4)	(27.9)	27%	(58.9)	(93.2)	37%
Premium paid on redemption of debentures	—	(33.6)	100%	—	(33.6)	100%
Corporate and other operating cash flow	(7.3)	7.0	(204)%	(54.6)	(34.5)	(58)%
Cash provided by continuing operations	10.8	39.4	(73)%	64.5	109.6	(41)%
Cash (used) provided by discontinued operations	(12.3)	(0.1)	(12200)%	(16.0)	18.6	(186)%
	$(1.5)	$39.3	(104)%	$48.5	$128.2	(62)%

Cash (used) provided by investing and financing activities
Property, plant, equipment and intangible expenditures	$(11.2)	$(25.4)	56%	$(80.4)	$(82.3)	2%
Receipts of advances, loans receivable and other financial assets	8.3	0.4	1975%	38.5	10.7	260%
Increase in advances, loans receivable and other financial assets	—	1.1	(100)%	(17.1)	(1.1)	(1455)%
Increase of loans, borrowings and other financial liabilities	65.0	—	—	90.0	—	—
Repayment of loans, borrowings and other financial liabilities	(0.4)	(0.4)	—	(1.6)	(365.3)	100%
Repayment of senior unsecured debentures	—	(675.0)	100%	—	(675.0)	100%
Issuance of senior unsecured debentures, net of financing costs	—	239.0	(100)%	—	239.0	(100)%
Loans to Ambatovy Joint Venture	—	(73.2)	100%	(135.7)	(191.2)	29%
Receipt from investments	—	—	—	—	6.2	(100)%
Net proceeds from sale of Corporate assets	—	2.1	(100)%	21.2	2.1	910%
Dividends paid on common shares	—	(3.0)	100%	(9.0)	(21.9)	59%
Issuance of common shares	—	—	—	0.7	1.0	(30)%
Share repurchase	—	(10.0)	100%	—	(10.0)	100%
Cash used by discontinued operations	—	—	—	—	(23.0)	100%
Net proceeds from sale of Coal (net of cash disposed)	—	—	—	—	804.3	(100)%
Other	0.4	1.0	(60)%	3.1	2.7	15%
	$62.1	$(543.4)	111%	$(90.3)	$(303.8)	70%
	60.6	(504.1)	112%	(41.8)	(175.6)	76%
Cash, cash equivalents and short-term investments:
Beginning of the period	374.8	981.3	(62)%	477.2	652.8	(27)%
End of the period	$435.4	$477.2	(9)%	$435.4	$477.2	(9)%

(1)         As a result of disposing the Coal operations on April 28, 2014, cash (used) provided by Coal prior to disposal and any subsequent uses related to Coal are reported in cash provided (used) by discontinued operations for the current and prior-year periods.

The following significant items affected the sources and uses of cash:

Cash from continuing operations were lower during the three and twelve months ended December 31, 2015 compared to prior periods:

•                  cash from continuing operating activities at Oil and Gas was lower for the three and twelve months ended December 31, 2015 compared to the same periods in the prior year, respectively as a result of lower earnings and timing related to the settlement of receivables;

•                  movements in cash flow from operations at Fort Site relates primarily to timing of collection of fertilizer sales; and

•                  interest payments on debentures were lower as a result of the reduction of outstanding debt in the fourth quarter of 2014.

Included in investing and financing activities:

•                  funding of $135.7 million (US$105.6 million) to the Ambatovy Joint Venture in the twelve months ended December 31, 2015 relates primarily to fund the Senior Debt Reserve Account upon financial completion and to settle arbitration payments;

•                  receipts of advances and loans receivable of $8.3 million and $38.5 million for the three and twelve months ended December 31, 2015, respectively, relates primarily to principal repayments from Energas;

•                  increase in advances and loans receivable in the twelve months end December 31, 2015  of $17.1 million relates to advances made to the Moa Joint Venture; and

•                  increase in loans and borrowings of $65.0 and $90.0 million for the three and twelve months ended December 31, 2015 relates to the drawdown of the revolving term credit facility and line of credit.

Combined adjusted operating and free cash flow

The Corporation’s combined adjusted operating cash flow(1) and free cash flow(1) are summarized in the following table as derived from Sherritt’s consolidated statements of cash flow.

	For the three months ended			For the years ended
	2015	2014		2015	2014
$ millions	December 31	December 31	Change	December 31	December 31	Change

Combined adjusted operating cash flow	$(29.5)	$(41.3)	29%	$63.1	$95.1	(34)%
Combined free cash flow	(24.8)	(14.8)	(68)%	(98.8)	(81.7)	(21)%

(1)         For additional information see the Non-GAAP measures section.

During the three months December 31, 2015, combined adjusting operating cash flow, which excludes changes in working capital is higher than the same period in the prior year due to higher interest paid and fees related to the repurchase and redemption of the Corporation’s debentures in the fourth quarter of 2014 partly offset by lower earnings.

During the three months ended December 31, 2015, combined free cash flow is lower than the same period in the prior year due to higher capital spending.

During the twelve months ended December 31, 2015, combined adjusted operating cash flow and combined free cash flow were lower compared to the same period in the prior year primarily as a result of lower earnings and marginally higher property, plant and equipment expenditures due to higher expenditures at the Moa Joint Venture completed in the second quarter of 2015 partly offset by higher interest paid and fees in the fourth quarter of 2014.

COMMON SHARES

As at February 10, 2016, the Corporation had 293,880,001 common shares outstanding. An additional 6,149,349 common shares are issuable upon exercise of outstanding stock options granted to employees and directors pursuant to the Corporation’s stock option plan.

As part of a comprehensive initiative to manage liquidity, the Board has suspended the $0.01 per share quarterly dividend, effective September 2015.

Normal Course Issuer Bid

On October 29, 2014, the Corporation received approval from the TSX to commence a normal course issuer bid (NCIB) to purchase for cancellation up to 14,875,944 common shares, representing approximately 5% of its issued and outstanding common shares until November 2, 2015. Based on the average daily trading volumes, daily purchases were limited to 300,404 common shares, other than block purchase exceptions.

For the year ended December 31, 2014, the Corporation purchased and cancelled a total of 3,960,300 shares under the NCIB at an average cost of $2.52 per share, for an aggregate cost of $10.0 million.   For the year ended December 31, 2015, the Corporation did not purchase or cancel any common shares under the NCIB.  The Corporation’s NCIB expired on November 2, 2015 and was not renewed.

Risk Factors

An investment in securities of the Corporation is subject to certain risks. Before making any investment decision, a potential investor should carefully consider the risks described below, as well as the other information contained in and incorporated by reference in this MD&A. These risks may not be the only risks faced by the Corporation. Additional risks and uncertainties not presently known by the Corporation or which are presently considered immaterial may also adversely impact the Corporation’s business, results of operations, and financial performance.

MARKET CONDITIONS

Generally

In recent years, there has been global economic uncertainty, including reduced economic growth, reduced confidence in financial markets, bank failures and credit availability concerns.

These economic events have had a negative effect on the mining and minerals and oil and gas sectors in general. The Corporation will continue to consider its future plans and options carefully in light of prevailing economic conditions.

Should these conditions continue or intensify, they could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

Commodity Risk

Sherritt’s principal businesses include the sale of several commodities. Revenues, earnings and cash flows from the sale of nickel, cobalt, oil and gas are sensitive to changes in market prices, over which the Corporation has no control. The Corporation’s earnings and financial condition depend largely upon the market prices for nickel, cobalt, oil, gas and other commodities, which can be volatile in nature. The prices for these commodities can be affected by numerous factors beyond the Corporation’s control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of mining and oil and gas companies, global and regional supply and demand, supply and market prices for substitute commodities, political and economic conditions and production costs in major producing regions. The prices for these commodities have fluctuated widely in recent years. Significant further reductions in commodity prices or sustained low commodity prices could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

Sherritt’s current businesses are dependent upon commodity inputs such as natural gas, sulphur, sulphuric acid, coal, electricity, fuel oil, diesel and related products, and materials costs that are subject to prevailing commodity prices. Costs and earnings from the use of these products are sensitive to changes in market prices over which Sherritt has no control.

Market Fluctuations and Share Price Volatility

In recent years, the securities markets in Canada and the rest of the developed world have experienced price and volume volatility, which have affected the market price of Sherritt’s securities. The market prices of Sherritt’s securities have been and, may continue to be, affected by these fluctuations, as well as varying in response to a number of other events and factors.  These factors may include, but are not limited to: the price of commodities, Sherritt’s operating performance; the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who trade the Corporation’s common shares or the shares of other companies in the resource sector.  In the past year, the market price and trading volume of Sherritt’s securities has decreased significantly, resulting in the Corporation’s common shares being removed from the composite index of the Toronto Stock Exchange.  The lower trading price of Sherritt’s common shares has also led to an increase in price volatility, as small increase or decrease in trading price result in a larger proportional percentage change than would have occurred at higher values.

In addition to the factors listed above, securities markets have recently experienced a large degree of price and volume volatility and the market price of many companies have experience wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As such, there can be no assurance that price and volume fluctuations in the market price of Sherritt’s securities will not continue to occur.

Liquidity and Access to Capital

Sherritt’s ability to fund its capital and operating expenses and to meet its financial obligations depend on its ability to generate sufficient cash flow from its operations and its ability obtain additional financing and/or refinance its existing credit facilities and loans on terms that are acceptable to the Corporation.  As noted in the risk factor entitled “Commodity Risk” above, Sherritt’s earnings and financial condition are highly dependent upon the market prices for nickel, cobalt, oil, gas and other commodities, which are highly volatile in nature.  Should the current negative trend in commodity prices continue, Sherritt may find itself unable to access sufficient capital to fund its operations in the manner required for the long-term viability of the business and/or remain in compliance with its debt covenants.   Failure to adequately fund its operations or meet its financial obligations could have a material adverse effect on Sherritt’s business, results of operations and financial performance.

Sherritt’s current financing includes, among other things, a $115 million syndicated revolving-term credit facility, a $35 million unsecured line of credit and $750 million in unsecured debentures.  The total available draw under the Corporation’s syndicated revolving-term credit facility is based on eligible receivables and inventory, and the facility is currently fully drawn.  If commodity prices remain at similar levels or continue to decline this could result in materially less funds being available to Sherritt under the syndicated revolving-term credit facility and the line of credit.  Certain debt covenants under the syndicated revolving-term credit facility and the line of credit are based on ratios involving the Corporation’s EBITDA and/or equity, which would also be negatively affected by decreased commodity prices.  As at December 31, 2015 the Corporation exceeded the financial debt to equity covenant of the Syndicated revolving-term credit facility and line of credit as a result of impairment charges recognized on the assets of the Ambatovy Joint Venture.  Subsequent to year end, the Corporation received a waiver for this covenant on the Syndicated revolving-term credit facility as at December 31, 2015.  In addition, a waiver was also received for this covenant on the line of credit. This waiver is temporary while discussions are ongoing with the line of credit lender.  There can be no assurance that these waivers will be extended in the future. Unless the lenders otherwise agree, a breach of such covenants could result in a default and could lead to an acceleration of repayment and early termination of the credit facility and line of credit, which could have a material adverse impact on the Corporation’s liquidity, and its business, results of operations and financial performance.

Please see the risk factor entitled “Ambatovy Liquidity and Funding Risks” for information regarding the financing risks associated with the Ambatovy Joint Venture.

There is no guarantee that the Corporation will be able to refinance its unsecured debentures, as they come due, on terms and conditions that would be acceptable to the Corporation.  Similarly, there is a risk that Sherritt will not be able to raise funds in the equity capital markets on terms that are acceptable to the Corporation.

Please see the risk factor entitled “Restrictions in Debt Instruments, Debt Covenants and Mandatory Repayments” for more information on Sherritt’s loans and borrowings and on the effect of non-compliance with certain debt covenants.

AMBATOVY LIQUIDITY AND FUNDING RISKS

Due to the current nickel pricing environment, the Ambatovy Joint Venture will likely require ongoing financing in order to support debt service repayments and continued operations. Although the Ambatovy Joint Venture has successfully secured sufficient financing from its shareholders and third party lenders in the past, there can be no assurance that it will be successful in securing additional financing or creditor concessions when required or on favourable terms.  If the Ambatovy Joint Venture is unable to continue operations, this would have a material adverse effect on Sherritt’s investment in the Ambatovy Joint Venture, and on the Corporation’s business, results of operations and financial performance.

The Ambatovy Joint Venture borrowed US$2.1 billion (US$1.6 billion as at December 31, 2015) under the Ambatovy financing agreements and all of the Ambatovy Joint Venture’s assets and the interests of its shareholders in the Ambatovy Joint Venture have been pledged as security for the financing.  If the Ambatovy Joint Venture is unable to make semi-annual interest and principal repayments, the Ambatovy senior lenders could realize upon their security and seize all of the Ambatovy Joint Venture’s assets and all of Sherritt’s interest therein. This would have a material adverse effect on Sherritt’s investment in the Ambatovy Joint Venture, and on the Corporation’s business, results of operations and financial performance.   Please see “Liquidity and Access to Capital”, above, and “Restrictions in Debt Instruments, Debt Covenants and Mandatory Repayments” and “Reliance on Partners”, below, for additional information.

Cash calls of US$50 million were due to the Ambatovy Joint Venture in January 2016 and Sherritt did not fund its 40% pro-rata share (US$20 million).  By agreement amongst the partners, Sherritt is not considered to be a defaulting shareholder under the Shareholders Agreement as a consequence of such non-funding and Sherritt’s unfunded amounts accrue interest at LIBOR +3%.  These amounts (including accrued interest) will be subtracted from future Ambatovy Joint Venture distributions, or may be set off by the Ambatovy Joint Venture against certain other amounts owed to Sherritt.  Sherritt also has the option to pay such amounts in cash at any time at Sherritt’s election.  Until the funding deficit is cured, and subject to continued discussions with the Ambatovy partners, Sherritt will not receive any Ambatovy Joint Venture distributions and will not exercise its voting rights at the Ambatovy Joint Venture’s Executive Committee, its corporate Boards of Directors and its Shareholder Meetings.  Sherritt, its partners, and the Ambatovy senior lenders continue to seek a solution on future Ambatovy Joint Venture funding and debt service.  In the event that a solution satisfactory to Sherritt is not achieved, there can be no assurance that Sherritt will resume its funding, nor that the existing arrangements between the partners will be extended to funding any future cash calls.

Unless otherwise agreed with its partners, Sherritt would be in breach of the Ambatovy Joint Venture Shareholders Agreement if it fails to resume funding approved cash calls.  As a consequence of such breach, Sherritt would become a defaulting shareholder and until its funding deficit was cured: (a) any unfunded amounts would continue to accrue interest at LIBOR +3%; (b) Sherritt would not receive any Ambatovy Joint Venture distributions; (c) Sherritt would lose its voting rights at the Ambatovy Joint Venture’s Executive Committee, its corporate Boards of Directors and its Shareholder Meetings; (d) Sherritt would lose its right to attend and be represented at meetings of the Ambatovy Joint Venture’s Executive Committee and its corporate Boards of Directors; (e) it will be required to offer its 40% shareholder interest and subordinated loans pro rata to the other Ambatovy partners who have the right to purchase them at the lower of fair market value and book value; (f) the other Ambatovy partners can elect to cure Sherritt’s funding deficit by funding on Sherritt’s behalf, in which case such funding is deemed to be a loan to Sherritt, payable on demand, which accrues interest at LIBOR +3% and is limited recourse to Sherritt’s interest in the Ambatovy Joint Venture and repayable from future distributions; and (g) the other Ambatovy Joint Venture partners can elect to dilute Sherritt’s interest by converting such deemed loans or by funding on Sherritt’s behalf and electing dilution of Sherritt’s interest, without any deemed loan.  In the event that any of the Ambatovy Joint Venture partners elect to purchase the Corporation’s interest pursuant to paragraph (e), there can be no assurance that the Corporation will receive any proceeds once such purchase price is offset against amounts outstanding under the Partner Loans.

Due to the Ambatovy Joint Venture’s current and projected funding requirements and the distribution sharing arrangements under the partner loans and additional partner loans, in a persistently low nickel price environment there can be no certainty that Sherritt will receive any distributions from the Ambatovy Joint Venture.  Accordingly, Sherritt’s continued funding and ongoing involvement in the Ambatovy Joint Venture may not be commercially or economically justified.  Sherritt’s future involvement as operator and equity partner in the Ambatovy Joint Venture will be significantly impacted by the outcome of the ongoing discussions between and amongst Sherritt, its partners, and the Ambatovy senior lenders regarding future funding of Ambatovy Joint Venture and modifications to the terms of the Ambatovy Joint Venture Financing.  There can be no assurance that these discussions will result in concessions or favourable terms for Sherritt.  Whether as a result of Sherritt not funding cash calls or otherwise (and unless the partners otherwise agree), Sherritt’s equity interest in the Ambatovy Joint Venture and entitlements to future distributions could be at risk and there is no assurance that it will be able to retain all or any portion of its equity interest or entitlement to future distributions, which could have a materially adverse effect on the Corporation’s business, results of operations, and financial performance.

Please see “Restrictions in Debt Instruments, Debt Covenants and Mandatory Repayments”, below, for additional information.

RESTRICTIONS IN DEBT INSTRUMENTS, DEBT COVENANTS AND MANDATORY REPAYMENTS

Sherritt is a party to certain agreements in connection with its syndicated revolving-term credit facility and line of credit, as well as the trust indenture governing its 7.875% Notes, its 7.50% Notes and its 8.00% Notes.  Sherritt is also a party to various agreements with the Ambatovy senior lenders relating to the US$2.1 billion (US$1.6 billion as at December 31, 2015) Ambatovy Joint Venture Financing. In addition, Sherritt has two tranches of loans - the partner loans and the additional partner loans - with the Ambatovy partners (and certain other parties) that were used to fund Sherritt’s contributions to the Ambatovy Joint Venture. These agreements and loans contain covenants which could have the effect of restricting Sherritt’s ability to react to changes in Sherritt’s business or to local and global economic conditions. In addition, Sherritt’s ability to comply with these covenants and other terms of its indebtedness may be affected by changes in the Corporation’s business, local or global economic conditions or other events beyond the Corporation’s control. Failure by Sherritt to comply with the covenants contained in the indenture, the syndicated revolving -term credit facility, the line of credit, the Ambatovy Joint Venture Financing, the partner loans or any future debt instruments or credit agreements, could materially adversely affect the Corporation’s business, results of operations, and financial performance.

The Corporation provided certain completion guarantees to the Ambatovy senior lenders under the Ambatovy Financing Agreements. These guarantees became non-recourse to the Corporation once the Ambatovy Joint Venture achieved financial completion in September 2015.  As a result, the Ambatovy senior lenders’ recourse under the Ambatovy Joint Venture Financing, including for repayment of semi-annual of principal and interest, is limited to the Ambatovy Joint Venture and Sherritt’s and the other Ambatovy Partners’ interests therein.

The partner loans ($134.6 million as at December 31, 2015) are generally repayable by Sherritt or a wholly-owned subsidiary of Sherritt solely from the proceeds of distributions from the Ambatovy Joint Venture.  Recourse under these loans is generally limited to Sherritt’s interest in the Ambatovy Joint Venture and is subordinate to the security interests therein held by the Ambatovy senior lenders.  If Sherritt becomes a defaulting shareholder under the terms of the Ambatovy Joint Venture Shareholders Agreement, for example, by failing to fund a cash call, a cross-default to the partner loans would be triggered and the lenders could elect to accelerate repayment.  However, due to the limited recourse nature of the loans, such acceleration will not require Sherritt to repay the loans until after August 2023 and the lenders’ recourse is effectively limited to their subordinated security interest over Sherritt’s interest in and future distributions from the Ambatovy Joint Venture.  While recourse is generally limited, Sherritt can be obligated to repay any outstanding amount of the partner loans if they have not been repaid in full by August 2023 or if the Ambatovy senior lenders exercise remedies as a result of a default by the Ambatovy Joint Venture under the Ambatovy Joint Venture Financing.  In either case, Sherritt has the option to repay in cash or, provided its common shares are trading on the Toronto Stock Exchange at the time of payment, in common shares. Unless the lenders otherwise agree, the partner loans also require repayment in cash within five business days in the event of the sale of all or substantially all of the assets of Sherritt, the acquisition of more than 50% of the Shares of Sherritt or a corporate restructuring of Sherritt.  Repayment of the partner loans in cash could have significant consequences for Sherritt’s liquidity and could materially adversely affect the Corporation’s business, results of operations and financial performance.  In those cases where it has the option, if Sherritt elects to repay all or any portion of the partner loans in common shares this could result in significant dilution to existing shareholders depending on the prevailing common share price at the time of payment.

The additional partner loans ($1,303.2 million as at December 31, 2015) are repayable by a wholly-owned subsidiary of Sherritt solely from the proceeds of distributions from the Ambatovy Joint Venture.  Recourse for a default under these loans is generally limited to Sherritt’s interest in and future distributions from the Ambatovy Joint Venture, and is also subordinate to the security interests therein held by the Ambatovy senior lenders.  These loans are recourse to Sherritt in circumstances where there is a breach of specific restrictions in the loan documents by Sherritt or its wholly-owned subsidiaries that hold Sherritt’s interest in the Ambatovy Joint Venture. These restrictions are generally aimed at preserving the lenders’ security interests by restricting the activities of such subsidiaries, for example, by prohibiting the pledging of Sherritt’s interest in the Ambatovy Joint Venture or a corporate reorganization of a subsidiary that holds such interest.

If Sherritt becomes a defaulting shareholder under the terms of the Ambatovy Joint Venture Shareholders Agreement, a cross-default to the partner loans would be triggered, which in turn could trigger a cross-default under the syndicated revolving-term credit facility and the line of credit.  However, the lenders under the syndicated revolving-term credit facility have waived any default attributable to Sherritt becoming a defaulting shareholder under the Ambatovy Joint Venture Shareholders Agreements due to non-funding and any cross-default under the partner loans that would be triggered as a result of thereof.   Certain breaches of the Ambatovy Joint Venture Shareholders Agreement could also trigger a default under the additional partner loans.  However, this would not trigger a cross-default under the syndicated revolving-term credit facility and the line of credit.

If a cross-default to the partner loans is triggered, and the lenders under those loans were to accelerate repayment, although generally such acceleration would not require repayment by Sherritt until after August 2023 it could in turn trigger a cross-default under the indenture.  Such a cross-default under the indenture could result in acceleration of the debentures unless the default is cured by repaying the partner loan or waived in accordance with the Indenture.  .  Sherritt likely would not have sufficient cash and short term investments to repay all or any portion of the amounts outstanding under any or all series of outstanding debentures (in the aggregate, $750 million principal amount as at December 31, 2015) and there can be no assurance that Sherritt could refinance such amounts. Acceleration of the partner loans and/or the debentures would, in turn, trigger an event of default under the syndicated revolving term credit facility and the line of credit.  Accordingly, acceleration of any one or more series of debentures could materially adversely affect the Corporation’s business, results of operations, and financial performance.

RELIANCE ON PARTNERS

The Corporation holds its interest in certain projects and operations through joint ventures or partnerships. A failure by a partner to comply with its obligations under applicable partnership or similar joint venture arrangements, to continue to fund such projects or operations, or a breakdown in relations with its partners could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

In addition, the Corporation is currently in discussions with its Ambatovy partners regarding modifications to the Ambatovy Joint Venture financing structure.  Failure to achieve modifications that are satisfactory to the Corporation could lead Sherritt to be in breach of its obligations under the Ambatovy Joint Venture funding arrangements.  For information regarding the possible consequences of a failure to comply with such arrangements please see “Ambatovy Liquidity and Funding Risks” for additional information.

OPERATING RISKS

Variability in production at the Sherritt’s operations in Madagascar and Cuba are most likely to arise from following categories of potential risk: (i) Parts and Equipment — the inherent risk that parts and equipment may fail or fail to perform in accordance with design due to mechanical or engineering issues. Given the location and associated logistics, replacement components may not be immediately available; and (ii) Operational Risk — production is directly affected by the performance of core operators and maintenance teams. Supplementary operators and maintenance personnel, experienced in steady-state operations, have been mobilized to assist in training and early to mitigate risks.

Please see the Risk Factors entitled “Risks Related to Sherritt’s Operations in Madagascar” and “Risks Related to Sherritt’s Operations in Cuba” for additional information.

COMPLETION OF THE MOA JOINT VENTURE ACID PLANT

The Corporation and GNC have agreed on the terms to complete the 2,000 tonne per day acid plant at Moa. Agreement was reached with a Cuban financial institution to fund the full amount of the estimated US$67.2 million required to complete this project and funding has occurred since 2013. The issues which have caused previous delays in the construction of the acid plant have largely been resolved and construction is progressing well.  However, there can be no assurance that the completion of the acid plant may not be further delayed either by delays in construction or for other reasons, some of which are outside of the Corporation’s control.  Any delay would postpone the Moa Joint Venture’s ability to realize the cost savings anticipated from the completion of the acid plant.  Further, should additional delays occur or if the cost of completion exceeds $67.2 million further funding may not be available.

TRANSPORTATION

Sherritt’s operations depend on an uninterrupted flow of materials, supplies, equipment, services and finished products. Due to the geographic location of many of Sherritt’s properties and operations, this flow is highly dependent on third parties for the provision of rail, port, marine, shipping and other transportation services. Sherritt negotiates prices for the provision of these services in circumstances where it may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, classification of commodity inputs and finished products, rail, marine and port capacity issues, availability of vessels and rail cars, weather problems, labour disruptions or other factors could have a material adverse effect on Sherritt’s ability to transport materials according to schedules and contractual commitments and could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

In particular, the Corporation’s metals process plants rely on access to rail, port and marine shipping for certain raw material inputs and for the export of refined metals and fertilizers.

UNCERTAINTY OF GAS SUPPLY TO ENERGAS

Energas does not own the gas reserves contained in the Oilfields located in the vicinity of the Energas plant sites, nor does it control the rate or manner in which such gas reserves are produced. CUPET reserves the right to produce crude oil from such fields at such rates as the Government of Cuba may deem necessary in the national interest, which may affect the future supply of gas to Energas. Although the Corporation believes that generation of electricity will remain a key priority of the Government of Cuba and that the Oilfields will be operated in a manner which optimizes gas production, gas reserves are being depleted and there can be no certainty that sufficient quantities of gas will be available to operate the Energas facilities at maximum or economic capacity for the duration of the term of the Energas joint venture. Power generation fluctuates on a yearly basis when pipeline capacity and transport gas is inadequate.  For example, a new pipeline is being constructed in 2016, during which time gas supply will be restricted to volumes below those experiences in 2015.  Adequate future supplies of gas may depend, in part, upon the successful development of new oil fields as the existing fields are being depleted and the introduction of production practices designed to optimize the recovery of oil and gas reserves. No independent reserve report has been prepared with respect to gas reserves in Cuba, due to a lack of available technical information from CUPET.

DEPLETION OF RESERVES

Subject to any future expansion or other development, production from existing operations at the Corporation’s mines and wells will typically decline over the life of the mine or well. As a result, Sherritt’s ability to maintain or increase its current production of nickel, cobalt and oil and gas and generate revenues therefrom will depend significantly upon the Corporation’s ability to discover or acquire and to successfully bring new mines and wells into production and to expand mineral and oil and gas reserves at existing operations. Exploration and development of mineral and oil and gas properties involves significant financial risk. Very few exploratory properties are developed into operating mines or wells. Whether a deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices, which are highly cyclical; political and social stability; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection. Even if the Corporation identifies and acquire an economically viable deposit, several years may elapse from the initial stages of development. Significant expenses could be incurred to locate and establish reserves, to develop the required extractive processes and to construct mining or drilling and processing facilities. The original PSCs are scheduled to revert to Cuban ownership in 2017 and 2018, and the Corporation does not expect to carry out any further drilling activity on the original PSCs or for the original PSCs to be extended.  Accordingly, after 2017/2018 any future oil and gas production presently will depend on new reserves in Block 10 and 8A .  Sherritt cannot provide assurance that its exploration or development efforts will result in any new commercial operations or yield new mineral or oil and gas reserves to replace or expand current reserves.

RELIANCE ON KEY PERSONNEL AND SKILLED WORKERS

Sherritt’s operations require employees and contractors with a high degree of specialized technical, management and professional skills, such as engineers, trades people and plant and equipment operators. In some geographic areas, the Corporation competes with other local industries for these skilled workers. For example, in its Cuba operations, the Corporation is dependent on the government for the provision of skilled workers. In its Madagascar operations, the Corporation is required to recruit many skilled workers internationally and train locally, due to the limited number of local skilled workers in Madagascar. This challenge is further intensified by high expectations, from both the Malagasy government and the local community, for Sherritt to provide local employment.

If Sherritt is unable to find an adequate supply of skilled workers, a decrease in productivity or an increase in costs may result which could have a material adverse effect on the Corporation’s business, results of operations and financial performance. The success of Sherritt’s operations and activities is dependent to a significant extent on the efforts and abilities of its senior management team, as well as outside contractors, experts and its partners. The loss of one or more members of senior management, key employees, contractors or partners, if not effectively replaced in a timely manner, could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

EQUIPMENT FAILURE AND OTHER UNEXPECTED FAILURES

Interruptions in Sherritt’s production capabilities would be expected to increase its production costs and reduce its profitability. The Corporation may experience material shutdowns or periods of reduced production because of equipment failures and this risk may be increased by the age of certain of the Corporation’s facilities or facilities of third parties in which the Corporation’s products are processed. In addition to equipment failures, the Corporation’s facilities are also subject to the risk of loss due to unanticipated events such as fires, explosions or adverse weather conditions. Shutdowns or reductions in operations could have a material adverse effect on the Corporation’s business, results of operations and financial performance. Remediation of an interruption in production capability could require the Corporation to make large expenditures. Further, longer-term business disruptions could result in a loss of customers. All of these factors could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

MINING, PROCESSING AND REFINING RISKS

The business of mining, processing and refining involves many risks and hazards, including environmental hazards, industrial accidents, labour-force disruptions, supply problems and delays, unusual or unexpected geological or operating conditions, geology-related failures, change in the regulatory environment, weather conditions, floods, earthquakes and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Sherritt may incur significant liabilities and costs that could have a material adverse effect upon its business, results of operations and financial performance.

Other risks and uncertainties which could impact the performance of mining projects include factors such as the ore characteristics; adverse impacts from construction or commissioning activities on ongoing operations; and difficulties with commissioning, changing geological conditions and integrating the operations of newly constructed mines and processing facilities.

UNCERTAINTY OF RESOURCES AND RESERVE ESTIMATES

Sherritt has reserves of nickel, cobalt, oil and gas. Reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling, which may prove to be unreliable. Future production could differ from reserve estimates for the following reasons:

•                  mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

•                  declines in the market price of nickel, cobalt, oil and gas or increases in operating costs and processing costs may render the production of some or all of Sherritt’s reserves uneconomic;

•                  the grade or quality of reserves may vary significantly from time to time and there is no assurance that any particular level of nickel, cobalt, oil or gas may be recovered from the reserves; and

•                  legislative changes and other political changes in jurisdictions in which Sherritt operates may result in changes to Sherritt’s ability to exploit reserves.

Any of these or other factors may require Sherritt to reduce its reserve estimates, reduce its production rates, or increase its costs. Past drilling results are not necessarily indicative of future drill results.  Should the market price of any of the above commodities fall, or unit operating costs prove to be higher than expected, Sherritt could be required to materially write down its investment in its resource properties or delay or discontinue production or the development of projects.

ENVIRONMENTAL REHABILITATION PROVISIONS

Sherritt has estimated environmental rehabilitation provisions which management believes will meet current regulatory requirements. These future provisions are estimated by management using closure plans and other similar plans which outline the requirements that are expected to be carried out to meet the provisions. The provisions are dependent on legislative and regulatory requirements which could change. Because the estimate of provisions is based on future expectations, a number of assumptions and judgments are made by management in the determination of these provisions which may prove to be incorrect. As a result, estimates may change from time to time and actual payments to settle the provisions may differ from those estimated and such differences may be material.

The provision for: (i) costs incurred due to the October 31, 2013 breach at the Obed Mountain mine; and (ii) future costs of reclamation activities at the Coal Valley mine are subject to uncertainties. Such uncertainties are caused by the dynamic nature of the response effort, the range of remediation alternatives available and the corresponding costs of various clean-up methodologies and uncertainty regarding the extent and nature of the cost of remediation activities that may be necessary to meet the Corporation’s reclamation obligations, respectively. Sherritt is awaiting approval from regulatory agencies regarding certain portions of the Obed Mountain remediation plan which will determine the nature of the remaining remediation efforts. The outcome of the regulatory agencies’ review, along with various other factors such as adverse weather and temperature changes, could escalate total costs.

The Corporation has an obligation under applicable mining, oil and gas and environmental legislation to reclaim certain lands that it disturbs during mining, oil and gas production or other industrial activities. The Corporation is required to provide financial security to certain government authorities for some of its future reclamation costs. Currently, the Corporation provides this reclamation security by way of bank guarantees, corporate guarantees and irrevocable letters of credit issued under its senior credit facilities. The Corporation may be unable to obtain adequate financial security or may be required to replace its existing security with more expensive forms of security, including cash deposits, which would reduce cash available for operations. In addition, any increase in costs associated with reclamation and mine closure or termination of oil and gas field operations resulting from changes in the applicable legislation (including any additional bonding requirements) could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

RISKS RELATED TO SHERRITT’S CORPORATE STRUCTURE

The Corporation holds its interest in certain operating companies, joint ventures or partnerships in Canada, Cuba, Spain, and Madagascar through one or more wholly-owned intermediary holding companies located in jurisdictions outside Canada, including the Bahamas, British Virgin Islands, Barbados, Cuba,, Spain and the Netherlands. Certain payments, including payment of dividends or other distributions by these subsidiaries to the Corporation is subject to statutory regimes applicable to those entities. There can be no assurance that the applicable Canadian government, or some or all of the holding company jurisdictions will not adopt law and/or regulations more restrictive than those currently in effect which could have a material adverse effect on the Corporation’s financial performance. While these jurisdictions have experienced political stability for some time, we continue to regularly monitor changes to applicable laws and regulations.

POLITICAL, ECONOMIC AND OTHER RISKS OF FOREIGN OPERATIONS

Sherritt has operations located in Cuba, Madagascar, Spain and Pakistan. There can be no assurance that assets of companies operating in industries which are deemed of national or strategic importance in the countries in which the Corporation operates or has assets, including energy, mineral and petroleum exploration, development and production, will not be nationalized. Changes in policy that alter laws regulating the mining, oil and gas or energy sectors could have a material adverse effect on the Corporation. There can be no assurance that the Corporation’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate on not, by an authority or body.

Sherritt is also subject to other political, economic and social risks relating to foreign operations which include, but are not limited to, forced modification or cancellation of existing contracts or permits, currency fluctuations and devaluations, unfavourable tax enforcement, changing political conditions, political unrest, civil strife, uncertainty regarding the interpretation and/or application of applicable laws in foreign jurisdictions, and changes in governmental regulations or policies with respect to, among other things, currency, production, price controls, profit repatriation, export controls, labour, taxation, trade, and environmental, health and safety matters or the personnel administering those regulations or policies. Any of these risks could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

RISKS RELATED TO SHERRITT’S OPERATIONS IN MADAGASCAR

The Corporation is the operator of, and indirectly holds significant interests in the Ambatovy Joint Venture in Madagascar. Sherritt is subject to political, economic and social risks related to operating in Madagascar.

In 2002, the government of Madagascar passed the La loi établissant un régime special pour les grands investissements dans le secteur minier Malagasy (LGIM), which is legislation to manage large-scale mining projects. The Ambatovy Joint Venture is the first and currently the only project to be developed under the LGIM’s terms and provisions, which have been largely untested. Although the Ambatovy Joint Venture has received its eligibility certification under the LGIM, it is possible that the LGIM could be interpreted or amended in a manner that has a material adverse effect on the Ambatovy Joint Venture.

Madagascar has a history of political instability and there is no assurance that continuing political stability will be achieved.

In 2009, Madagascar experienced an unexpected change of government and the Transitional Government of Madagascar took control of the country. At several points during the ensuing five year political crisis, the Transitional Government indicated that the Ambatovy Joint Venture’s status under the LGIM could be subject to review.  However, the Ambatovy Joint Venture’s eligible status under the LGIM has since been confirmed by the Commission des Grands Investissements Minier, the government body responsibility for overseeing the LGIM, on July 7, 2014.  The Malagasy government is currently in the process of revising country’s mining code (the Code Minier de Madagascar) .  While the amendments included in the current draft legislation do not affect the Ambatovy Joint Venture’s rights under the LGIM, there is no guarantee that such amendments could not be made in the future.

The political crisis came to an end with the holding of internationally recognized presidential elections in December 2013, whereby Mr. Hery Rajaonarimampianina was elected as the President of the Republic of Madagascar. While Mr. Rajaonarimampianina remains in power, the resignation the Prime Minister, Mr. Roger Kolo on January 12, 2015 and subsequent appointment of Mr. Jean Ravelonarivo has triggered the appointment of a new government. The government may continue to have direct or indirect impact on the Ambatovy Joint Venture, and may adversely affect the Corporation’s business. Any changes in regulations or shifts in political attitudes are beyond the control of Sherritt and may adversely affect its business. Operations may be affected in varying degrees by the Government of Madagascar regulations with respect to production, price controls, export controls (including the recent requirement for the registration of imports and exports), income taxes or investment tax credits, tax reimbursements, royalties and fees, expropriation of property, environmental legislation, land use, water use and mine and plant safety or changes to the LGIM.

Operations in Madagascar may also be affected by the fact that Madagascar’s location potentially exposes it to cyclones and tropical storms of varying intensities. The risk of damage is dependent upon such factors as intensity, footprint, wind direction and the amount of precipitation associated with the storm and tidal surges. While the Ambatovy Joint Venture maintains comprehensive disaster plans and its facilities have been constructed to the extent reasonably possible to minimize damage, there can be no guarantee against severe property damage and disruptions to operations.

Madagascar is one of the poorest countries in the world, with low levels of economic activity and high levels of unemployment. These conditions are conducive to social unrest and instability that could, under certain circumstances, have an impact on the Ambatovy Joint Venture’s ability to produce and export its products. The Ambatovy Joint Venture continues to foster active working relations with relevant Malagasy authorities and civil society to mitigate social risk, maintain its social license, and facilitate operational activities.

Agencies of the Malagasy government have significant payment obligations to the Corporation in connection with the Ambatovy Joint Venture. This exposure to the Malagasy government and its potential inability or failure to fully pay such amounts could have an adverse effect on the Corporation’s financial condition and results of operations.

RISKS RELATED TO SHERRITT’S OPERATIONS IN CUBA

The Corporation directly or indirectly holds very significant interests in mining, metals processing, exploration for and production of crude oil and the generation of electricity in Cuba. The operations of the Cuban businesses may be affected by economic pressures on Cuba. Risks include, but are not limited to, fluctuations in official or convertible currency exchange rates and high rates of inflation. Any changes in regulations or shifts in political attitudes are beyond the control of Sherritt and may adversely affect its business. Operations may be affected in varying degrees by such factors as Cuban government regulations with respect to currency conversion, production, project approval and execution, price controls, import and export controls, income taxes or reinvestment credits, expropriation of property, environmental legislation, land use, water use and mine and plant safety.

Operations in Cuba may also be affected by the fact that, as a Caribbean nation, Cuba regularly experiences hurricanes and tropical storms of varying intensities. The risk of damage is dependent upon such factors as intensity, footprint, wind direction and the amount of precipitation associated with the storm and tidal surges. While the Corporation, its joint venture partners and agencies of the Government of Cuba maintain comprehensive disaster plans and the Corporation’s Cuban facilities have been constructed to the extent reasonably possible to minimize damage, there can be no guarantee against severe property damage and disruptions to operations.

The Cuban government has allowed, for more than two decades, foreign entities to repatriate profits out of Cuba. However, there can be no assurance allowing foreign investment and profit repatriation will continue or that a change in economic conditions will not result in a change in the policies of the Cuban government or the imposition of more stringent foreign investment or foreign exchange restrictions. Such changes are beyond the control of Sherritt and the effect of any such changes cannot be accurately predicted.

Agencies of the Cuban government have significant payment obligations to the Corporation in connection with the Corporation’s Oil and Gas, Metals and Power operations in Cuba. This exposure to the Cuban government and its potential inability to fully pay such amounts could have a material adverse effect on the Corporation’s financial condition and results of operations.

RISKS RELATED TO U.S. GOVERNMENT POLICY TOWARDS CUBA

The United States has maintained a general embargo against Cuba since the early 1960s, and the enactment in 1996 of the Cuban Liberty and Democratic Solidarity (Libertad) Act (commonly known as the “Helms-Burton Act”) extended the reach of the U.S. embargo. In December 2014, President Obama announced his intention to normalize diplomatic relation between the United States and Cuba and to reduce certain restrictions on travel, commercial and personal transactions between Americans and Cubans. Bilateral discussions between the U.S. and Cuba have been advancing to some extent since that time.

The U.S. Embargo

In its current form, apart from the Helms-Burton Act, the embargo applies to most transactions involving Cuba or Cuban enterprises, and it bars all “U.S. Persons” from participating in such transactions unless such persons have general or specific licenses from the U.S. Department of the Treasury (Treasury) authorizing their participation in the transactions. U.S. Persons include U.S. citizens, U.S. residents, individuals or enterprises located in the United States, enterprises organized under U.S. laws and enterprises owned or controlled by any of the foregoing. Subsidiaries of U.S. enterprises are subject to the embargo’s prohibitions. The embargo also extends to entities deemed to be owned or controlled by Cuba (specially designated nationals or SDNs). The three entities constituting the Moa Joint Venture in which Sherritt holds an indirect 50% interest have been deemed SDNs by Treasury. Sherritt is not an SDN. The U.S. embargo generally prohibits U.S. Persons from engaging in transactions involving the Cuban-related businesses of the Corporation. Furthermore, despite the relaxation of certain restrictions over the past year, generally U.S.-originated technology, U.S.-originated goods, and many goods produced from U.S.- originated components or with U.S.-originated technology cannot under U.S. law be transferred to Cuba or used in the Corporation’s operations in Cuba. In 1992, Canada issued an order pursuant to the Foreign Extraterritorial Measures Act (Canada) to block the application of the U.S. embargo under Canadian law to Canadian subsidiaries of U.S. enterprises. In addition, Sherritt conducts its Cuba-related operations so as not to require U.S. Persons to violate the U.S. embargo. The general embargo limits Sherritt’s access to U.S. capital, financing sources, customers, and suppliers.

The Helms-Burton Act

Separately from the general embargo, the Helms-Burton Act authorizes sanctions on individuals or entities that “traffic” in Cuban property that was confiscated from U.S. nationals or from persons who have become U.S. nationals. The term “traffic” includes various forms of use of Cuban property as well as “profiting from” or “participating in” the trafficking of others.

The Helms-Burton Act authorizes damage lawsuits to be brought in U.S. courts by U.S. claimants against those “trafficking” in the claimants’ confiscated property. No such lawsuits have been filed because all Presidents of the United States in office since the enactment of the Helms-Burton Act have exercised their authority to suspend the right of claimants to bring such lawsuits for successive periods of up to six months. Pursuant to this authority, the President has suspended the right of claimants for successive six-month periods since 1996; the latest suspension extends through to July 31, 2016. The Corporation has nevertheless received letters from U.S. nationals claiming ownership of certain Cuban properties or rights in which the Corporation has an indirect interest. Even if the suspension were permitted to expire, Sherritt does not believe that its operations would be materially affected by any Helms-Burton Act lawsuits, because Sherritt’s minimal contacts with the United States would likely deprive any U.S. court of personal jurisdiction over Sherritt. Furthermore, even if personal jurisdiction were exercised, any successful U.S. claimant would have to seek enforcement of the U.S. court judgment outside the U.S. in order to reach material Sherritt assets. Management believes it unlikely that a court in any country in which Sherritt has material assets would enforce a Helms-Burton Act judgment.

The Foreign Extraterritorial Measures Act (Canada) was amended as of January 1, 1997 to provide that any judgment given under the Helms-Burton Act will not be recognized or enforceable in any manner in Canada. The amendments permit the Attorney General of Canada to declare, by order, that a Canadian corporation may sue for and recover in Canada any loss or damage it may have suffered by reason of the enforcement of a Helms-Burton Act judgment abroad. In such a proceeding, the Canadian court could order the seizure and sale of any property in which the defendant has a direct or indirect beneficial interest, or the property of any person who controls or is a member of a group of persons that controls, in law or in fact, the defendant. The property seized and sold could include shares of any corporation incorporated under the laws of Canada or a province.

The Government of Canada has also responded to the Helms-Burton Act through diplomatic channels. Other countries, such as the members of the European Union and the Organization of American States, have expressed their strong opposition to the Helms-Burton Act as well.

Nevertheless, in the absence of any judicial interpretation of the scope of the Helms-Burton Act, the threat of potential litigation discourages some potential investors, lenders, suppliers and customers from doing business with Sherritt.

In addition to authorizing private lawsuits, the Helms-Burton Act also authorizes the U.S. Secretary of State and the U.S. Attorney General to exclude from the United States those aliens who engage in certain “trafficking” activities, as well as those aliens who are corporate officers, principals, or controlling shareholders of “traffickers” or who are spouses, minor children, or agents of such excludable persons. The U.S. Department of State has deemed Sherritt’s indirect 50% interest in Moa Nickel S.A. to be a form of “trafficking” under the Helms-Burton Act. In their capacities as directors or officers of the Corporation, certain individuals have been excluded from entry into the U.S. under this provision. Management does not believe the exclusion from entry into the U.S. of such individuals will have any material effect on the conduct of the Corporation’s business.

The U.S. Department of State has issued guidelines for the implementation of the immigration provision, which state that it is “not sufficient in itself for a determination” of exclusion that a person “has merely had business dealings with a person” deemed to be “trafficking”. Also, the statutory definition of “traffics” relevant to the Helms-Burton Act’s immigration provision explicitly excludes “the trading or holding of securities publicly traded or held, unless the trading is with or by a person on the SDN List”.

The general embargo has been, and may be, amended from time to time, as may the Helms-Burton Act, and therefore the U.S. sanctions applicable to transactions with Cuba may become more or less stringent. The stringency and longevity of the U.S. laws relating to Cuba are likely to continue to be functions of political developments in the United States and Cuba, over which Sherritt has no control. President Obama’s announced intention to relax the general embargo may or may not result in further reductions in sanctions, but the pace and extent of any changes are uncertain and beyond Sherritt’s control. There can be no assurance that the general embargo and the Helms-Burton Act will not have a material adverse effect on the Corporation’s business results of operations or financial performance.

PROJECT DEVELOPMENT

Generally

Sherritt’s business includes the development, construction and operation of large mining, metals refining projects and electrical generation projects. Unforeseen conditions or developments could arise during the course of these projects that could delay or prevent completion of, and/or substantially increase the cost of construction and/or could affect the current and projected level of production, the sustaining capital requirements or operating cost estimates relating to the projects. Such conditions or developments may include, without limitation, shortages of equipment, materials or labour; delays in delivery of equipment or materials; customs issues; labour disruptions; poor labour productivity; community protests; difficulties in obtaining necessary services; delays in obtaining regulatory permits; local government issues; political events; regulatory changes; investigations involving various authorities; adverse weather conditions; unanticipated increases in equipment, material and labour costs; unfavourable currency fluctuations; access to financing; natural or man-made disasters or accidents; and unforeseen engineering, technical and technological design, geotechnical, environmental, infrastructure or geological problems. Any such event could delay commissioning, and affect production and cost estimates. There can be no assurance that the development or construction activities will proceed in accordance with current expectations or at all.

These risks and uncertainties could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

Capital and Operating Cost Estimates

Capital and operating cost estimates made in respect of the Corporation’s operations and projects may not prove accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; failure to meet scheduled construction completion dates and metal production dates due to any of the foregoing events and uncertainties; expenditures in connection with a failure to meet such scheduled dates; unsatisfactory construction quality resulting in failure to meet such scheduled dates; capital overrun related to the end of the construction phase in connection with, among other things, the demobilization of contractors and construction workers at any project; labour negotiations; unanticipated costs related to commencing operations, ramping up and/or sustaining production; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Corporation’s products); and unanticipated changes in commodity input costs and quantities.

SIGNIFICANT CUSTOMERS

The Ambatovy Joint Venture has entered into long-term nickel offtake agreements with two companies (the Ambatovy Offtakers). The Ambatovy Offtakers have each agreed to purchase 50% of nickel production up to the stated refined nickel capacity (60,000 tonnes per year) on open account terms net 30 days after shipment, for re-sale in global markets. The Moa Joint Venture derives a material amount of revenue from certain customers in Europe and Asia. Payment is made by way of an irrevocable letter of credit in a form acceptable to the lenders of the senior credit facility or through open account terms that are secured by accounts receivable insurance or by payment upon presentation of documents at the time of shipment. Any cancellation of shipments would result in nickel being placed with other customers through the spot markets; however, prices realized could vary from those negotiated with the customer.  The Moa Joint Venture’s finished nickel product is qualified for delivery to the London Metals Exchange (LME) which provides a terminal market in the event that significant customers are unable to meet their contractual obligations.

All sales of Sherritt’s oil production in Cuba are made to an agency of the Government of Cuba, as are all electricity sales made by Energas. The access of the Cuban government to foreign exchange is severely limited. As a consequence, from time to time, the Cuban agencies have had difficulty in discharging their foreign currency obligations. During such times, Sherritt has worked with these agencies in order to ensure that Sherritt’s operations continue to generate positive cash flow. However, there is a risk, beyond the control of Sherritt, that receivables and contractual performance due from Cuban entities will not be paid or performed in a timely manner, or at all. If any of these agencies or the Cuban government are unable or unwilling to conduct business with Sherritt, or satisfy their obligations to Sherritt, Sherritt could be forced to close some or all of its Cuban businesses, which could have a material adverse effect upon Sherritt’s results of operations and financial performance.

Sherritt is entitled to the benefit of certain assurances received from the Government of Cuba and certain agencies of the Government of Cuba that protect it in many circumstances from adverse changes in law, although such changes remain beyond the control of the Corporation and the effect of any such changes cannot be accurately predicted.

FOREIGN EXCHANGE AND PRICING RISKS

Many of Sherritt’s businesses operate in currencies other than Canadian dollars and their products may be sold at prices other than prevailing spot prices at the time of sale. Sherritt is also sensitive to foreign exchange exposures when commitments are made to deliver products quoted in foreign currencies or when the contract currency is different from the product-pricing currency. The Moa Joint Venture derives the majority of its revenue from nickel and cobalt sales that are typically based on U.S. dollar reference prices over a defined period of time and collected in currencies other than U.S. or Canadian dollars in accordance with sales terms that may vary by customer and sales contract. Similarly, Oil and Gas and Power derives substantially all of their revenues from sales in U.S. dollars. Additionally, input commodities for Metals and other operating costs for Metals and the Corporation’s other operations are denominated in U.S. dollars. Accordingly, fluctuations in Canadian dollar exchange rates and price movements between the date of sale and final settlement may have a material adverse effect on the Corporation’s business, results of operations and financial performance.

ENVIRONMENT, HEALTH AND SAFETY

The Corporation’s worldwide operations are subject to extensive EH&S laws including: employee health and safety; air quality; water quality and availability; the protection and enhancement of the environment (including the protection of plants and wildlife); land-use zoning; development approvals; the generation, handling, use, storage, transportation, release, disposal and cleanup of regulated materials, including wastes; and the reclamation and restoration of mining properties after mining is completed. The Corporation’s operations are regulated by a variety of federal, provincial or state legislation and local by-laws. A breach of EH&S laws may result in the temporary suspension of operations, the imposition of fines, other penalties (including administrative penalties and regulatory prosecution), and government orders, which could potentially have a material adverse effect on operations.

EH&S laws require the Corporation to obtain certain operating licenses and impose certain standards and controls on the Corporation’s activities, and on the Corporation’s distribution and marketing of its products. Compliance with EH&S laws and operating licenses can require significant expenditures, including expenditures for pollution control equipment, clean-up costs and damages arising out of contaminated properties or as a result of other adverse environmental occurrences. There can be no assurance that the costs to ensure future or current compliance with EH&S laws would not materially affect the Corporation’s business, results of operations or financial performance.

The Corporation must comply with a variety of EH&S laws that restrict air emissions. Because many of the Corporation’s mining, drilling and processing activities generate air emissions from various sources, compliance with EH&S laws requires the Corporation to make investments in pollution control equipment and to report to the relevant government authorities if any emissions limits are exceeded. The Corporation is also required to comply with a similar regime with respect to its wastewater. EH&S laws restrict the amount of pollutants that the Corporation’s facilities can discharge into receiving bodies of water, such as groundwater, rivers, lakes and oceans, and into municipal sanitary and storm sewers. Other EH&S laws regulate the generation, storage, transport and disposal of hazardous wastes and generally require that such waste be transported by an approved hauler and delivered to an approved recycler or waste disposal site. Regulatory authorities can enforce these and other EH&S laws through administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EH&S laws; and regulatory proceedings.

In addition, the operations of the Ambatovy Joint Venture in Madagascar are conducted in environmentally sensitive areas. In particular, the mine footprint is partly on first growth forest and portions of the pipeline traverse environmentally sensitive areas. Although the Ambatovy Joint Venture believes it is currently in material compliance with applicable laws, there can be no guarantee that it will remain in compliance or that applicable laws or regulations will remain the same.

The Corporation’s tailings storage facilities are subject to various EH&S laws and/or applicable management practices that govern the design, operation, and closure of such facilities. Risks associated with the failure of the tailings storage facilities include but are not limited to: biological and land use impacts, material property and economic loss, serious health and safety impacts, regulatory censure, and public concern. The Corporation believes that it is taking every reasonable precaution to prevent failures of its tailings storage facilities however, there can be no assurance that such incidents will not occur or that such incidents would not have a material adverse effect on the Corporation’s business, results of operations or financial performance.

The Corporation assesses environmental impacts before initiating major new projects and before undertaking significant changes to existing operations. The approval process can entail public hearings and may be delayed or not achieved, reducing the ability of the Corporation to continue portions of its business at expanded or even existing levels. Furthermore, the Corporation’s existing approvals could potentially be suspended, or future required approvals denied, which would reduce the ability of the Corporation to meet project schedules or cost objectives and to continue portions of its business at expanded or even existing levels.

The Corporation is subject to legal requirements governing the health and safety of the workforce. The Corporation believes that safe operations are essential for a productive and engaged workforce and sustainable growth. The Corporation is committed to workplace incident prevention and makes expenditures towards the necessary human and financial resources and site-specific systems to ensure compliance with its health and safety policies. Any injuries that may occur are investigated to determine root cause and to establish necessary controls with the goal of preventing recurrence. While the Corporation has implemented extensive health and safety initiatives to ensure the safety of its employees, contractors and surrounding communities, there can be no assurance that such measures will eliminate the occurrence of accidents or other incidences which could result in personal injury or property damage or result in regulatory fines or civil suits.

New or amended EH&S laws may further require the protection and enhancement of the environment, and, as a consequence, mining activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may require substantial increases in mining equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

The potential impact of evolving regulations, including on product demand and methods of production and distribution, is not possible to predict. However, the Corporation closely monitors developments and evaluates the impact such changes may have on the Corporation’s financial condition, product demand and methods of production and distribution. Independently and through involvement in various associations, the Corporation responds to potential changes to EH&S laws by participating, as appropriate, in the public review process, thus ensuring the Corporation’s position is understood and considered in the decision-making process. The Corporation seeks to anticipate and prepare for public and regulatory concerns well in advance of such projects. Communication with regulators and the public is considered a key tool in gaining acceptance and approval for new projects.

CLIMATE CHANGE/GREENHOUSE GAS EMISSIONS

The federal government has repeatedly announced its intention to implement a regulatory framework that would require significant reductions of GHG emissions by Canada’s largest industrial sectors. This includes the industrial sectors to which the Corporation provides its products, the majority of the facilities in Canada from which the Corporation ultimately obtains power, and some of the Corporation’s facilities.

In addition, various Canadian provincial governments and other regional initiatives are moving ahead with GHG reduction and other initiatives designed to address climate change. Given the present uncertainty around the practical application of specific provisions in the Regulations and the impact of other provincial or regional initiatives, it is not yet possible to estimate with specificity the impact to the Corporation’s operations. However, the Corporation’s Canadian operations are large facilities, so the establishment of emissions regulations (whether in the manner described above or otherwise) may well affect them and may have a material adverse effect on the Corporation’s business, results of operations and financial performance. In addition, the Corporation’s operations require large quantities of power and future taxes on or regulation of power producers or the production of oil and gas or other products may also add to the Corporation’s operating costs.

COMMUNITY RELATIONS AND SOCIAL LICENSE TO GROW AND OPERATE

The Corporation’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the further development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain organizations and individuals are vocal critics of the resource industries and their practices. Adverse publicity generated by such organizations or individuals related to extractive industries generally, or to the Corporation’s operations specifically, could have an adverse effect on the Corporation’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Corporation is committed to sustainable practices and has implemented certain initiatives with respect thereto, there is no guarantee that the Corporation’s efforts in this respect will mitigate this potential risk.

CREDIT RISK

Sherritt’s sales of nickel, cobalt, oil, gas, electricity and coal expose the Corporation to the risk of non-payment by customers. Sherritt manages this risk by monitoring the creditworthiness of its customers, covering some exposure through receivables insurance, documentary credit and seeking prepayment or other forms of payment security from customers with an unacceptable level of credit risk. There are also certain credit risks that arise due to the fact that all sales of oil and electricity in Cuba are made to agencies of the Cuban government (see “Risks Related to Sherritt’s Operations in Cuba”). Additionally, there are credit risks that arise due to the fact that there are currently value-added tax receivables and receivables related to the Corporation’s Power business that are outstanding from the Malagasy government (see “Risks Related to Sherritt’s Operations in Madagascar”). Although Sherritt seeks to manage its credit risk exposure, there can be no assurance that the Corporation will be successful in eliminating the potential material adverse impacts of such risks.

SHORTAGE OF EQUIPMENT AND SUPPLIES

The global demand for some of the equipment and related goods used in Sherritt’s operations vary and may exceed supply. If equipment or other supplies cannot be procured on a timely or competitive basis, Sherritt’s expansion activities, production, development or operations could be negatively affected.

COMPETITION IN PRODUCT MARKETS

The business of mining, processing and refining is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of these commodities. Sherritt competes with companies that may have greater assets and financial resources, and may be able to sustain larger losses than Sherritt to develop or continue business. The Corporation’s competitive position is determined by its costs in comparison to those of other producers in the world. If Sherritt’s costs increase relative to its competitors, its earnings may be adversely affected.

FUTURE MARKET ACCESS

Sherritt’s access to markets in which it operates may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries and the actions of interest groups to restrict the import of certain commodities. There can be no assurance that Sherritt’s access to these markets will not be restricted.

INTEREST RATE CHANGES

The Corporation’s exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. The Corporation has incurred indebtedness that bears interest at fixed and floating rates. There can be no assurance that the Corporation will not be adversely affected by interest rate changes.

INSURABLE RISK

Sherritt employs risk management practices to reduce and mitigate operational risks and other hazard risks and exposures, although it is impossible to completely protect its operations from all such risks. The Corporation places types and an amount of insurance that it considers consistent with industry practice to the extent coverage is available and cost effective. Such coverage includes third-party liability insurance and property and business interruption insurance. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the Corporation’s insurance policies may not provide coverage for all losses related to the Corporation’s business. The occurrence of losses, liabilities or damage not covered by insurance policies could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

Sherritt cannot be certain that insurance will be available to the Corporation, or that appropriate insurance will be available on terms and conditions acceptable to the Corporation. The difficulty in obtaining certain levels of insurance has increased over time as a result of reduced market capacity due to the limited participation of insurers in certain industries and also Caribbean- and Madagascar-based risks. In some cases, coverage is not available or considered too expensive relative to the perceived risk. The Corporation may also become liable for damages arising from unforeseen events which it cannot insure or chooses to self-insure. Costs incurred to repair uninsured damage or to pay associated liabilities may have a material adverse effect on the Corporation’s business, results of operation and financial performance.

LABOUR RELATIONS

Some of the Corporation’s employees are unionized. Strikes, lockouts or other work stoppages could have a material adverse effect on the Corporation’s business, results of operations and financial performance. In addition, any work stoppage or labour disruption at key customers or service providers could impede the Corporation’s ability to supply products, to receive critical equipment and supplies for its operations or to collect payment from customers encountering labour disruptions. Work stoppages or other labour disruptions could increase the Corporation’s costs or impede its ability to operate one or more of its operations.

In 2015, Sherritt reported two separate instances of labour disruption at the Ambatovy Joint Venture, one being at the mine site and one being at the plant site.  Both of the strikes were of relatively short duration, and involving only part of the work force.  However, as organized labour develops in Madagascar, future grievances could also result in strikes or other labour disruptions.

LEGAL RIGHTS

In the event of a dispute arising in respect of Sherritt’s foreign operations, Sherritt may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or international arbitration. If Sherritt is unsuccessful in enforcing its rights under the agreements to which it is a party, it could have a material adverse effect on Sherritt’s business, results of operations and financial performance.

LEGAL CONTINGENCIES

Sherritt may become party to legal claims arising in the ordinary course of business, including as a result of activities of joint ventures in which it has an interest. There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs.

ACCOUNTING POLICIES

The Corporation’s audited consolidated financial statements for the year ended December 31, 2015, filed on SEDAR, were prepared using accounting policies and methods prescribed by IFRS as issued by the International Accounting Standards Board. Significant accounting policies under IFRS are described in more detail in the notes to the audited consolidated financial statements.

Sherritt has internal controls over financial reporting. These controls are designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. These controls cannot provide absolute assurance with respect to the reliability of financial reporting and financial statement preparation.

RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

Sherritt continually examines opportunities to replace and expand its reserves through the exploration of its existing properties and through acquisitions of interests in new properties or of interests in companies which own such properties. The development of Sherritt’s business will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Sherritt may also not be able to identify suitable partners with whom it could make such acquisitions. Acquisitions involve a number of risks, including: (i) the possibility that the Corporation, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that the Corporation may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of an acquired business; and (vii) the potential disruption of the Corporation’s ongoing business and the distraction of management from its day-to-day operations. These risks and difficulties, if they materialize, could disrupt the Corporation’s ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on the Corporation’s business, results of operations and financial performance.

GOVERNMENT PERMITS

Government approvals and permits are currently required in connection with a number of the Corporation’s activities and further approvals and permits may be required. The duration and success of the Corporation’s efforts to obtain permits are contingent upon many variables outside of the Corporation’s control. Obtaining government permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed the Corporation’s estimates or that the Corporation will be able to maintain such permits. To the extent such approvals are not obtained or maintained, the Corporation may be prohibited from proceeding with planned drilling, exploration, development or operation of properties which could have a material adverse effect on the Corporation’s business, results of operations and financial performance.

GOVERNMENT REGULATION

The Corporation’s activities are subject to various laws governing exploration, development, production, environment, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining, drilling and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Corporation believes that its activities are currently carried out in all material respects in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Corporation’s properties or otherwise have a material adverse effect on the Corporation’s business, results of operations and financial performance.

ANTI-CORRUPTION AND BRIBERY

Sherritt is subject to Canada’s Corruption of Foreign Public Officials Act (CFPOA), as well as various local anti-corruption laws. The CFPOA prohibits Canadian (and Canadian-controlled) corporations and their intermediaries from making or offering to make an improper payment of any kind to any kind of foreign public official, or any other person for the benefit of foreign public official, where the ultimate purpose is to obtain or retain a business advantage.

Sherritt’s Anti-Corruption Policy prohibits the violation of the CFPOA and other applicable anti-corruption laws. Some of the Corporation’s operations are located in jurisdictions where governmental and commercial corruption presents a significant risk. The Corporation uses a risk-based approach to mitigate risks associated with corruption which includes training for employees and the logging of government payments. Despite the safeguards the Corporation has put in place, there can be no assurance that violations of the CFPOA or other applicable anti-corruption law by the Corporation, its employees or agents will not occur. Such violations of the CFPOA could result in substantial civil and criminal penalties and could have a material adverse effect on the business, operations or financial results of the Corporation.

MANAGEMENT OF GROWTH

In order to manage its current operations and any future growth effectively, the Corporation will need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. If and when any such growth occurs, there can be no assurance that the Corporation will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Corporation’s operations or that the Corporation will be able to achieve the increased levels of revenue commensurate with increased levels of operating expenses associated with this growth, and failure to do so could have an adverse effect on the Corporation’s business, financial condition and results of operations.

Critical accounting estimates and judgments

The preparation of financial statements requires the Corporation’s management to make estimates and assumptions that affect the reported amounts of the assets, liabilities, revenue and expenses reported each period. Each of these estimates varies with respect to the level of judgment involved and the potential impact on the Corporation’s reported financial results. Estimates are deemed critical when the Corporation’s financial condition, change in financial condition or results of operations would be materially impacted by a different estimate or a change in estimate from period to period.

By their nature, these estimates are subject to measurement uncertainty, and changes in these estimates may affect the consolidated financial statements of future periods.

CRITICAL ACCOUNTING ESTIMATES

Environmental rehabilitation provisions

The Corporation’s operations are subject to environmental regulations in Canada, Cuba, Madagascar and other countries in which the Corporation operates. Many factors such as future changes to environmental laws and regulations, life of mine estimates, the cost and time it will take to rehabilitate the property and discount rates, all affect the carrying amount of environmental rehabilitation provisions. As a result, the actual cost of environmental rehabilitation could be higher than the amounts the Corporation has estimated. For certain operations, actual costs will ultimately be determined after site closure in agreement with predecessor companies.

The environmental rehabilitation provision is assessed quarterly and measured by discounting the expected cash flows. The applicable discount rate is a pre-tax rate that reflects the current market assessment of the time value of money which is determined based on government bond interest rates and inflation rates. The actual rate depends on a number of factors, including the timing of rehabilitation activities that can extend decades into the future and the location of the property.

Reserves for Oil and Gas properties

Reserves are estimates of the amount of product that can be economically and legally extracted from the Corporation’s oil and gas properties. Reserve estimates are an integral component in the determination of the commercial viability of a site, depletion amounts charged to the cost of sales and any impairment analysis.

In calculating reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, production techniques, production decline rates, production costs, commodity prices and exchange rates. In addition, future changes in regulatory environments, including government levies or changes in the Corporation’s rights to exploit the resource imposed over the producing life of the reserves may also significantly impact estimates.

All of the oil and gas reserves have been evaluated in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.

Property, plant and equipment

Property, plant and equipment is the largest component of the Corporation’s assets and, as such, the capitalization of costs, the determination of estimated recoverable amounts and the depletion and depreciation of these assets have a significant impact on the Corporation’s financial results.

Certain assets are depreciated using a units-of-production basis, which involves the estimation of recoverable reserves in determining the depletion and/or depreciation rates of the specific assets. Each item’s life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located.

For those assets depreciated on a straight-line basis, management estimates the useful life of the assets and their components, which in certain cases may be based on an estimate of the producing life of the property. These assessments require the use of estimates and assumptions including market conditions at the end of the asset’s useful life, costs of decommissioning the asset and the amount of recoverable reserves.

Asset useful lives and residual values are re-evaluated at each reporting date.

Income taxes

The Corporation operates in a number of industries in several tax jurisdictions and, consequently, its income is subject to various rates and rules of taxation. As a result, the Corporation’s effective tax rate may vary significantly from the Canadian statutory tax rate depending upon the profitability of operations in the different jurisdictions.

The Corporation calculates deferred income taxes based upon temporary differences between the assets and liabilities that are reported in its consolidated financial statements and their tax bases as determined under applicable tax legislation. The Corporation records deferred income tax assets when it determines that it is probable that such assets will be realized.

The future realization of deferred tax assets can be affected by many factors, including current and future economic conditions, net realizable sale prices, production rates and production costs, and can either be increased or decreased where, in the view of management, such change is warranted.

CRITICAL ACCOUNTING JUDGMENTS

Interests in other entities

As part of its process in determining the classification of its interests in other entities, the Corporation applies judgment in interpreting these interests such as: (i) the determination of the level of control or significant influence held by the Corporation; (ii) the legal structure and contractual terms of the arrangement; (iii) concluding whether the Corporation has rights to assets and liabilities or to net assets of the arrangement; and (iv) when relevant, other facts and circumstances. The Corporation has determined that Energas S.A. and its Oil and Gas production-sharing contracts represent joint operations while the Moa Joint Venture represents a joint venture as described in IFRS 11, “Joint Arrangements”.  The Corporation has concluded that the Ambatovy Joint Venture represents an investment in associate as described in IAS 28, “Investments in Associates and Joint Ventures”.  All other interests in other entities have been determined to be subsidiaries as described in IFRS 10, “Consolidated Financial Statements”.

Aggregation of segments

The Corporation applies judgment in aggregating operating segments into a reportable segment.  Aggregation occurs when the operating segments have similar economic characteristics, and have similar (a) products and services; (b) production processes; (c) type or class of customer for their products and services; (d) methods used to distribute their products or provide their services; and (e) nature of the regulatory environment, if applicable. In the fourth quarter of 2015, the Corporation changed its approach of aggregating the Ambatovy Joint Venture operating segment, including a wholly-owned subsidiary (“Metals Other”) established to buy, market and sell certain Ambatovy nickel production, and the Moa Joint Venture operating segment, including operations in Fort Saskatchewan. The Corporation now discloses the Ambatovy Joint Venture, the Moa Joint Venture and Fort Saskatchewan, and the Metals Other operating segments as three separate reportable segments. This new segment disclosure is aligned with current information reviewed by the Chief Operating Decision Maker.  The Corporation has revised the December 31, 2014 comparative information in note 5 to be consistent with this new segment presentation. This change does not impact the aggregated total within note 5 for the year ended December 31, 2014.

Property, plant and equipment

Management uses the best available information to determine when a development project reaches commercial viability which is generally based on management’s assessment of when economic quantities of proven and/or probable reserves are determined to exist and the point at which future costs incurred to develop a mine on the property are capitalized. Management also uses the best available information to determine when a project achieves commercial production, the stage at which pre-production costs cease to be capitalized. Commercial production at the Ambatovy Joint Venture was defined as 70% of ore throughput of nameplate capacity in the Pressure Acid Leach (PAL) circuit on average over a thirty-day period. The Corporation declared commercial production at the Ambatovy Joint Venture in January 2014 and began recognizing its share of earnings (losses) from Ambatovy beginning February 1, 2014.

For assets under construction, management assesses the stage of each construction project to determine when a project is commercially viable. The criteria used to assess commercial viability are dependent upon the nature of each construction project and include factors such as the asset purpose, complexity of a project and its location, the level of capital expenditure compared to the construction cost estimates, completion of a reasonable period of testing of the mine plant and equipment, ability to produce the commodity in saleable form (within specifications), and ability to sustain ongoing production of the commodity.

Asset impairment

The Corporation assesses the carrying amount of non-financial assets including investment in a joint venture, property, plant and equipment and intangible assets subject to depreciation and amortization at each reporting date to determine whether there are any indicators that the carrying amount of the assets may be impaired or require a reversal of impairment. Impairment is assessed at the CGU level and the determination of CGUs is an area of judgment.

For purposes of determining fair value, management assesses the recoverable amount of the asset using the net present value of expected future cash flows. Projections of future cash flows are based on factors relevant to the asset and could include estimated recoverable production, commodity or contracted prices, foreign exchange rates, production levels, cash costs of production, capital and reclamation costs. Projections inherently require assumptions and judgments to be made about each of the factors affecting future cash flows. Changes in any of these assumptions or judgments could result in a significant difference between the carrying amount and fair value of these assets. Where necessary, management engages qualified third-party professionals to assist in the determination of fair values.

Measuring the recoverable amount of the Corporation’s interest in the Ambatovy Joint Venture

The Corporation accounts for its interest in the Ambatovy Joint Venture using the equity method. The Corporation assesses the carrying amount of its investment at each reporting date to determine whether there are any indicators that the carrying amount of the investment may be impaired.

For purposes of determining the recoverable amount of its interest in the Ambatovy Joint Venture, management calculates the net present value of expected future cash flows. Projections of future cash flows are based on factors relevant to Ambatovy’s operations and could include estimated recoverable production, commodity or contracted prices, foreign exchange rates, production levels, cash costs of production, capital and reclamation costs. Projections inherently require assumptions and judgments to be made about each of the factors affecting future cash flows. The determination of the recoverable amount involves a detailed review of Ambatovy’s life of mine model and the determination of a weighted average cost of capital among other critical factors.

Changes in any of these assumptions or judgments could result in a significant difference between the carrying amount and the recoverable amount of this asset.  Where necessary, management engages qualified third-party professionals to assist in the determination of recoverable amounts.

Overburden removal costs

Overburden removal costs are capitalized and depreciated over the useful lives when the overburden removal activity can be shown to create value beyond providing access to the underlying reserve. In many cases, this determination is a matter of judgment.

Exploration and evaluation

Management must make estimates and assumptions when determining when to transfer E&E expenditures from intangible asset to property, plant and equipment, which is normally at the time when commercial viability is achieved.  Assessing commercial viability requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable operation can be established. Any such estimates and assumptions may change as new information becomes available. If after having capitalized the expenditure, a decision is made that recovery of the expenditure is unlikely, the amount capitalized is recognized in cost of sales in the consolidated statements of comprehensive income (loss).

Income taxes

In determining whether it is probable that a deferred tax asset will be realized, management reviews the timing of expected reversals of taxable temporary differences, the estimates of future taxable income and prudent and feasible tax planning that could be implemented. Significant judgment may be involved in determining the timing of expected reversals of temporary differences.

Arrangements containing a lease

The Corporation determined that the Power facilities in Varadero, Cuba and Madagascar are subject to operating lease arrangements. The Corporation applies judgment in interpreting these arrangements such as determining which assets are specified in an arrangement, determining whether a right to use a specified asset has been conveyed and if relative fair value or another estimation technique to separate lease payments from payments for other goods or services should be used. The Corporation also uses judgment in applying accounting guidance to determine whether these leases are operating or finance leases.

Service concession arrangements

The Corporation determined that the contract terms regarding the Boca de Jaruco and Puerto Escondido, Cuba, facilities operated by Energas represent service concession arrangements as described in IFRIC 12, “Service concession arrangements” (IFRIC 12). The Corporation uses judgment to determine whether the grantor sets elements of the services provided by the operator, whether the grantor retains any significant ownership interest in the infrastructure at the end of the agreement, and to determine the classification of the service concession asset as either a financial asset or intangible asset.

Accounting Pronouncements

ADOPTION OF NEW AND AMENDED ACCOUNTING PRONOUNCEMENTS

In fiscal 2015, there have been no new or amended accounting pronouncements that have had a material impact on the Corporation’s consolidated financial statements.

ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET EFFECTIVE

IFRS 9 — Financial instruments

IFRS 9, “Financial instruments” (IFRS 9) was issued by the IASB on July 24, 2014 and will replace IAS 39, “Financial instruments: recognition and measurement” (IAS 39). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Corporation is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

IFRS 11 — Joint Arrangements

IFRS 11, “Joint Arrangements” (IFRS 11) was amended by the IASB on May 6, 2014.  The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 15 - Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts and Customers” (IFRS 15) was issued by the IASB on May 28, 2014, and will replace IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Corporation is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 16 — Leases

IFRS 16, “Leases” (IFRS 16) was issued by the IASB on January 13, 2016, and will replace IAS 17, “Leases”. IFRS 16 will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. The new standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been applied.  The Corporation is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

IAS 1 — Presentation of Financial Statements

IAS 1, “Presentation of Financial Statements” (IAS 1) was amended by the IASB on December 18, 2014.  The amendments to IAS 1 give guidance on how to apply the concept of materiality in practice. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have a material impact on the Corporation’s consolidated financial statements.

IAS 16 — Property, Plant and Equipment

IAS 16, “Property, Plant, and Equipment” (IAS 16) was amended by the IASB on May 12, 2014.  The amendments to IAS 16 clarify that the use of revenue-based methods to determine the depreciation of an asset is not appropriate. However, the amendments provide limited circumstances when a revenue-based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have an impact on the Corporation’s consolidated financial statements.

IAS 38 — Intangible Assets

IAS 38, “Intangible Assets” (IAS 38) was amended by the IASB on May 12, 2014.  The amendments to IAS 38 clarify that an amortization method based on revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. However, the amendments provide limited circumstances when a revenue-based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments is not expected to have an impact on the Corporation’s consolidated financial statements.

Three-year trend analysis

The following table presents select financial and operational results for the last three years:

$ millions, except per share amounts for the years ended December 31	2015	2014	2013

Revenue	$335.9	$455.6	$448.5
Adjusted EBITDA(1)	113.1	253.2	216.7
(Loss) earnings from operations, associate and joint venture	(1,978.6)	(111.9)	34.5
Loss from continuing operations	(2,071.7)	(318.5)	(158.5)
(Loss) earnings from discontinued operations, net of tax	(5.0)	28.5	(501.8)
Net loss for the period	(2,076.7)	(290.0)	(660.3)

Loss per common share (basic and diluted)($ per share):
Net loss from continuing operations	(7.05)	(1.07)	(0.53)
Net loss for the period	(7.07)	(0.97)	(2.23)
Dividend rate per share	0.02	0.04	0.172

PRODUCTION VOLUMES
Finished nickel (tonnes)
Moa Joint Venture (50% basis)	16,853	16,455	16,771
Ambatovy Joint Venture (40% basis)	18,908	14,821	10,059
Finished cobalt (tonnes)
Moa Joint Venture (50% basis)	1,867	1,605	1,660
Ambatovy Joint Venture (40% basis)	1,386	1,166	833
Oil (boepd, net working-interest production)(2)	11,158	10,960	11,331
Electricity (gigawatt hours) (33 1/3% basis)	902	847	589

(1)         For additional information see the Non-GAAP measures section.

(2)         Barrels of oil equivalent per day (boepd).

In 2015, loss from continuing operations was negatively impacted by a $1.6 billion after tax impairment of the Ambatovy Joint Venture assets and $80.6 million impairment on Oil assets.  In 2014, loss from continuing operations was negatively impacted by $205.4 million in losses related to the Corporation’s share of loss of an associate, $14.4 million of impairments at Oil and Gas primarily related to its exploration and evaluation licenses in the United Kingdom’s North Sea and in Spain’s Alboran Sea, and $7.5 million of restructuring costs.  In 2013, loss from continuing operations was negatively impacted by $36.7 million of impairments in Metals as a result of a change in expansion strategy and in Power as a result of a $22.1 million impairment at the Boca de Jaruco and Puerto Escondido facilities in Cuba, a $7.3 million impairment at an electricity generation facility in Madagascar and a $9.9 million provision on receivables related to this facility.  In 2013, net loss for the period also includes losses related to the classification of Coal as a discontinued operation.

Summary of quarterly results

The following table presents a summary of the segment revenue and consolidated operating results for each of the eight quarters ended March 31, 2014 to December 31, 2015(1).

$ millions, except per share amounts,	2015	2015	2015	2015	2014	2014	2014	2014
for the three months ended	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Revenue
Metals	$183.8	$193.4	$204.2	$223.7	$216.5	$221.2	$216.0	$160.1
Oil and Gas	30.5	38.5	51.3	42.3	49.6	68.1	74.7	76.9
Power	13.7	14.5	12.7	11.8	11.7	12.7	12.7	11.9
Corporate and Other	1.5	0.1	0.2	0.5	0.5	0.7	1.2	1.8
Combined Revenue(2)	$229.5	$246.5	$268.4	$278.3	$278.3	$302.7	$304.6	$250.7
Adjust joint venture and associate revenue	(153.0)	(169.6)	(168.8)	(195.4)	(176.7)	(199.8)	(174.4)	(129.8)
Financial statement revenue	$76.5	$76.9	$99.6	$82.9	$101.6	$102.9	$130.2	$120.9

Share of loss of an associate, net of tax	(1,703.2)	(68.6)	(62.6)	(42.3)	(65.0)	(49.4)	(50.9)	(40.1)
Share of (loss) earnings of a joint venture, net of tax	(9.1)	(6.4)	(0.3)	4.0	4.5	10.8	1.0	(6.9)

Net loss from continuing operations	(1,757.3)	(210.0)	(47.6)	(56.8)	(147.7)	(51.3)	(49.0)	(70.5)
(Loss) earnings from discontinued operations, net of tax	—	—	(5.0)	—	(12.7)	—	18.9	22.3
Net loss for the period	$(1,757.3)	$(210.0)	$(52.6)	$(56.8)	$(160.4)	$(51.3)	$(30.1)	$(48.2)

Net loss per share, basic and diluted ($ per share)
Net loss from continuing operations	$(5.99)	$(0.72)	$(0.16)	$(0.19)	$(0.50)	$(0.17)	$(0.16)	$(0.24)
Net loss for the period	(5.99)	(0.72)	(0.18)	(0.19)	(0.54)	(0.17)	(0.10)	(0.16)

(1)         On April 28, 2014, the Corporation completed the sale of its Coal operations. Results for Coal prior to the date of sale and any subsequent expenses relating to Coal have been reported in (loss) earnings from discontinued operations.

(2)         For additional information see the Non-GAAP measures section.

In general, net (loss) earnings for the Corporation are primarily affected by commodity prices, sales volumes and exchange rates that impact revenue and costs. The average Canadian dollar cost to purchase one U.S. dollar for the above quarters has ranged from $1.09 to $1.34. In addition to the impact of commodity prices, sales volumes and exchange rates, net (loss) earnings were impacted by the following significant items (pre-tax):

•                  the fourth quarter of 2015 includes an impairment of $1.6 billion recognized on Ambatovy Joint Venture assets.

•                  the third quarter of 2015 includes an impairment of $80.6 million recognized on oil assets.  Net finance expense includes a loss on financial instruments of $13.7 million related to the expiry of the Ambatovy call option;

•                  the second quarter of 2015 includes a gain on sale of the Corporation’s head office building of $19.1 million and an additional tax recovery of $13.2 million related to tax rate reductions in Cuba;

•                  the first quarter of 2015 includes a tax recovery of $30.1 million related to tax rate reductions in Cuba;

•                  the fourth quarter of 2014 includes $33.8 million of fees related to the repurchase and redemption of debentures, $7.5 million related to restructuring costs and unrealized foreign exchange losses partly offset by a $3.3 million gain on sale of the Corporate assets and a $1.3 million gain on arbitration settlement;

•                  the third quarter of 2014 includes a $12.8 million gain on arbitration settlement;

•                  the second quarter of 2014 includes a $13.0 million gain recognized on the sale of the Coal operations;

•                  the first quarter of 2014 includes a reduction in depletion, depreciation, and amortization as a result of classifying Coal as a discontinued operation.

Off-balance sheet arrangements

The Corporation has no foreign exchange or commodity options, futures or forward contracts.

Transactions with related parties

The Corporation and subsidiaries provide goods, labour, advisory and other administrative services to jointly controlled entities and an associate at fair value. The Corporation and its subsidiaries also market, pursuant to sales agreements, a portion of the nickel, cobalt and certain by-products produced by certain jointly controlled entities and an associate in the Metals business.

	2015	2014
Canadian $ millions, as at	December 31	December 31

Accounts receivable from joint operations	$0.7	$0.1
Accounts receivable from joint venture	20.2	20.6
Accounts receivable from associate	33.8	37.5
Accounts payable to joint operations	0.2	0.1
Accounts payable to joint venture	5.2	34.2
Accounts payable to associate	0.5	2.5
Advances and loans receivable from associate	1,187.2	1,489.9
Advances and loans receivable from joint operations	182.0	239.3
Advances and loans receivable from joint venture	312.8	250.3

	For the three months ended		For the years ended
	2015	2014	2015	2014
Canadian $ millions	December 31	December 31	December 31	December 31

Total value of goods and services:
Provided to joint operations	$12.8	$7.6	$33.2	$20.2
Provided to joint venture	36.2	38.4	169.4	165.1
Provided to associate	0.7	(0.3)	2.9	2.2
Purchased from joint operations	—	—	—	1.0
Purchased from joint venture	39.5	61.6	141.0	192.0
Purchased from associate	11.2	14.1	53.8	58.5
Net financing income from joint operations	3.7	1.5	16.1	15.5
Net financing income from associate	16.9	13.5	65.6	45.5
Net financing income from joint venture	2.3	2.0	8.6	7.4

Transactions between related parties are generally based on standard commercial terms.  All amounts outstanding are unsecured and will be settled in cash.  No guarantees have been given or received on the outstanding amounts.  No expense has been recognized in the current or prior periods for bad debts in respect of amounts owed by related parties.

Advances and loans receivable from associate, joint operation and joint venture relate to the Corporation’s interest in the Ambatovy subordinated loans receivable, Energas conditional sales agreement, and Moa Joint Venture loans receivable, respectively.  For further detail, refer to note 17 of the Corporation’s December 31, 2015 audited consolidated financial statements.

Goods and services provided to joint venture primarily relates to services provided by Fort Site to Moa Joint Venture.  Goods and services purchased from associate relate to nickel purchased from the Ambatovy Joint Venture purchased under long term nickel off take agreements by a subsidiary of the Corporation established to buy, market and sell certain Ambatovy nickel production. Net financing income from associate relates to interest income recognized by the Corporation on the Ambatovy subordinated loans receivable.

Key management personnel

Key management personnel is composed of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Senior Vice Presidents of the Corporation. The following is a summary of key management personnel compensation:

	2015	2014
Canadian $ millions, as at	December 31	December 31

Short-term benefits	$7.5	$7.8
Post-employment benefits(1)	1.8	1.4
Share-based payments	6.3	5.7
	$15.6	$14.9

(1)        Post-employment benefits include a non-registered defined contribution executive supplemental pension plan.  The total cash pension contribution for key management personnel was $0.4 million for the year ended December 31, 2015 ($0.8 million for the year ended December 31, 2014). The total pension expense that is attributable to key management personnel was $0.2 million for the year ended December 31, 2015 ($0.2 million for the year ended December 31, 2014).

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over disclosure controls and procedures, as defined in National Instrument 52-109 of the Canadian Securities Commission (NI 52-109). Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management, with the participation of the certifying officers, has evaluated the effectiveness of the design and operation, as of December 31, 2015, of the Corporation’s disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that such disclosure controls and procedures are effective and designed to ensure that material information known by others relating to the Corporation and its subsidiaries is provided to them.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in NI 52-109. Internal control over financial reporting means a process designed by or under the supervision of the CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud. Management advises that there have been no changes in the Corporation’s internal controls over financial reporting during 2015 that have materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

Management, with the participation of the certifying officers, conducted an evaluation of the effectiveness of the Corporation’s internal controls over financial reporting, as of December 31, 2015, using the Internal Control-Integrated Framework published in 2013  by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, the CEO and CFO have concluded that the internal controls over financial reporting were effective as of December 31, 2015.

Supplementary information

SENSITIVITY ANALYSIS

The following table shows the approximate impact on the Corporation’s net earnings and earnings per share from continuing operations for the twelve months ended December 31, 2015 from a change in selected key variables. The impact is measured changing one variable at a time and may not necessarily be indicative of sensitivities on future results.

			Approximate
			change in annual	Approximate
			net earnings	change in annual
			($ millions)	basic EPS
Factor	Increase		Increase/(decrease)	Increase/(decrease)

Prices
Nickel - LME price per pound(1)	US$	0.50	$45	$0.15
Cobalt - Metal Bulletin price per pound(1)	US$	0.50	4	0.02
Oil -U.S. Gulf Coast Fuel Oil No. 6 price per barrel	US$	5.00	15	0.05

Exchange rate
Weakening of the Canadian dollar relative to the U.S. dollar		$0.05	(38)	(0.13)

Operating costs(1)
Natural gas - per gigajoule (Moa Joint Venture)		$1.00	(4)	(0.02)
Sulphur - per tonne (Moa Joint Venture and Ambatovy)	US$	25.00	(7)	(0.04)
Sulphuric acid — per tonne (Moa Joint Venture)	US$	25.00	(4)	(0.02)
Coal - per tonne (Ambatovy)	US$	20.00	(4)	(0.02)
Limestone - per tonne (Ambatovy)	US$	5.00	(3)	(0.01)

(1)         Variable changes are applied at the operating level with the approximate change in net earnings and basic EPS representing the Corporation’s 50% interest in the Moa Joint Venture and 40% interest in the Ambatovy Joint Venture.

OIL AND GAS PRODUCTION AND SALES VOLUME

The following table provides further detail about the Corporation’s oil and gas production and determination of sales volumes.

	For the three months ended			For the years ended
	2015	2014		2015	2014
Daily production volumes(1)	December 31	December 31	Change	December 31	December 31	Change

Gross working-interest oil production in Cuba(2)(3)	17,045	18,701	(9)%	18,257	19,456	(6)%
Net working-interest oil production(4)
Cuba (heavy oil)
Cost recovery	4,580	4,311	6%	4,059	3,395	20%
Profit oil	5,565	5,493	1%	6,378	6,975	(9)%
Total	10,145	9,804	3%	10,437	10,370	1%
Spain (light oil)(4)	292	257	14%	426	280	52%
Pakistan (natural gas)(4)	290	308	(6)%	295	310	(5)%
	10,727	10,369	3%	11,158	10,960	2%

(1)         Oil production is stated in barrels of oil per day (bopd). Natural gas production is stated in barrels of oil equivalent per day (boepd), which is converted at 6,000 cubic feet per barrel.  Collectively, oil and natural gas production are referred to as boepd.

(2)         In Cuba, Oil and Gas delivered all of its gross working-interest oil production to CUPET at the time of production.

(3)         Gross working-interest oil production is allocated between Oil and Gas and CUPET in accordance with production-sharing contracts. The Corporation’s share, referred to as net working-interest production, includes (i) cost recovery oil (based upon the recoverable capital and operating costs incurred by Oil and Gas under each production-sharing contract) and (ii) a percentage of profit oil (gross working-interest production remaining after cost recovery oil is allocated to Oil and Gas). Cost recovery pools for each production-sharing contract include cumulative recoverable costs, subject to certification by CUPET, less cumulative proceeds from cost recovery oil allocated to Oil and Gas. Cost recovery revenue equals capital and operating costs eligible for recovery under the production-sharing contracts.

(4)         Net working-interest production (equivalent to net sales volume) represents the Corporation’s share of gross working-interest production.

NON-GAAP MEASURES

Management uses combined results, Adjusted EBITDA, average-realized price, unit operating cost, adjusted earnings, adjusted operating cash flow per share and free cash flow to monitor the financial performance of the Corporation and its operating divisions and believes these measures enable investors and analysts to compare the Corporation’s financial performance with its competitors and evaluate the results of its underlying business.  These measures do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies.

The Ambatovy Joint Venture achieved commercial production on January 22, 2014 and commenced recognizing revenues and costs within the statement of comprehensive income (loss) effective February 1, 2014.  The non-GAAP measures reflect Ambatovy operating results for the post-commercial production period.

Combined results

The Corporation presents combined revenue, combined cost of sales, combined administrative expenses, combined net finance expense, and combined income taxes (together, combined results) as measures which help management assess the Corporation’s financial performance across its business units.  The combined results include the Corporation’s consolidated financial results, and the results of its 50% share of the Moa Joint Venture and its 40% share of the Ambatovy Joint Venture, both of which are accounted for using the equity method for accounting purposes. Management uses these measures to reflect the Corporation’s economic interest in its business units prior to the application of equity accounting. Refer to pages 10 to 12 for the reconciliations of the combined results.

Adjusted EBITDA

The Corporation defines Adjusted EBITDA as earnings (loss) from operations, associate and joint venture as reported in the financial statements for the period adjusted for depletion, depreciation and amortization; impairment charges for long lived assets, intangible assets, goodwill and investments; and gain or loss on disposal of property, plant and equipment of the Corporation, associate and joint venture.  The exclusion of impairment charges eliminates the non-cash impact.

The tables below reconcile Adjusted EBITDA to net earnings (loss) from operations, associate and joint venture:

$ millions, for the three months ended December 31	2015

								Adjustment
	Metals							for Joint
	Moa JV and	Ambatovy			Oil and		Corporate	Venture and
	Fort Site	JV	Other	Total	Gas	Power	and Other	Associate	Total

Earnings (loss) from operations, associate and joint venture per financial statements	$(6.8)	$(1,785.5)	$(0.6)	$(1,792.9)	$(1.2)	$(3.3)	$(7.9)	$83.4	$(1,721.9)
Add (deduct):
Depletion, depreciation and amortization	2.7	—	0.1	2.8	10.9	8.8	0.7	—	23.2
Impairment of assets	1.4	1,722.5	—	1,723.9	—	—	—	—	1,723.9
Adjustments for share of associate and joint venture:
Depletion, depreciation and amortization	10.3	53.5	0.5	64.3	—	—	—		64.3
Net finance expense	—	—	—	—	—	—	—	29.8	29.8
Income tax recovery	—	—	—	—	—	—	—	(113.2)	(113.2)
Adjusted EBITDA	$7.6	$(9.5)	$—	$(1.9)	$9.7	$5.5	$(7.2)	$—	$6.1

$ millions, for the three months ended December 31	2014

								Adjustment
	Metals							for Joint
	Moa JV and	Ambatovy			Oil and		Corporate	Venture and
	Fort Site	JV	Other	Total	Gas	Power	and Other	Associate	Total

Earnings (loss) from operations, associate and joint venture per financial statements	$9.9	$(51.6)	$0.5	$(41.2)	$(4.9)	$(0.1)	$(11.8)	$(16.9)	$(74.9)
Add (deduct):
Depletion, depreciation and amortization	3.1	—	(0.1)	3.0	17.6	5.5	1.2	—	27.3
Impairment of property, plant and equipment and intangibles	—	—	—	—	13.6	—	—	—	13.6
Gain on property, plant and equipment and intangibles	—	—	—	—	—	—	(3.3)	—	(3.3)
Adjustments for share of associate and joint venture:
Depletion, depreciation and amortization	8.2	44.1	(0.5)	51.8	—	—	—	—	51.8
Net finance expense	—	—	—	—	—	—	—	23.2	23.2
Income tax recovery	—	—	—	—	—	—	—	(6.3)	(6.3)
Adjusted EBITDA	$21.2	$(7.5)	$(0.1)	$13.6	$26.3	$5.4	$(13.9)	$—	$31.4

$ millions, for the year ended December 31	2015

								Adjustment
	Metals							for Joint
	Moa JV and	Ambatovy			Oil and		Corporate	Venture and
	Fort Site	JV	Other	Total	Gas	Power	and Other	Associate	Total

(Loss) earnings from operations, associate and joint venture per financial statements	$(4.4)	$(1,934.1)	$0.5	$(1,938.0)	$(71.6)	$(3.7)	$(15.9)	$50.6	$(1,978.6)
Add (deduct):
Depletion, depreciation and amortization	9.7	—	—	9.7	72.9	33.7	2.9	—	119.2
Impairment of assets	1.4	1,722.5	—	1,723.9	80.6	—	—	—	1,804.5
Gain on property, plant and equipment and intangibles	—	—	—	—	—	—	(19.1)	—	(19.1)
Adjustments for share of associate and joint venture:
Depletion, depreciation and amortization	35.5	202.2	—	237.7	—	—	—		237.7
Net finance expense	—	—	—	—	—	—	—	85.5	85.5
Income tax recovery	—	—	—	—	—	—	—	(136.1)	(136.1)
Adjusted EBITDA	$42.2	$(9.4)	$0.5	$33.3	$81.9	$30.0	$(32.1)	$—	$113.1

$ millions, for the year ended December 31	2014

								Adjustment
	Metals							for Joint
	Moa JV and	Ambatovy			Oil and		Corporate	Venture and
	Fort Site	JV	Other	Total	Gas	Power	and Other	Associate	Total

Earnings (loss) from operations, associate and joint venture per financial statements	$39.0	$(158.4)	$1.3	$(118.1)	$110.7	$4.3	$(37.2)	$(71.6)	$(111.9)
Add (deduct):
Depletion, depreciation and amortization	10.4	—	(0.1)	10.3	66.6	20.5	3.9	—	101.3
Impairment of property, plant and equipment and intangibles	—	—	—	—	14.4	—	—	—	14.4
Gain on property, plant and equipment and intangibles	—	—	—	—	—	—	(3.3)	—	(3.3)
Adjustments for share of associate and joint venture:
Depletion, depreciation and amortization	28.7	152.9	(0.5)	181.1	—	—	—	—	181.1
Net finance expense	—	—	—	—	—	—	—	80.7	80.7
Income tax recovery	—	—	—	—	—	—	—	(9.1)	(9.1)
Adjusted EBITDA	$78.1	$(5.5)	$0.7	$73.3	$191.7	$24.8	$(36.6)	$—	$253.2

Average-realized price

Average-realized price is generally calculated by dividing revenue by sales volume for the given product in a given division. The average-realized price for nickel, cobalt, and fertilizer excludes the impact of by-product revenue and the metals marketing company.  The average-realized price for oil and gas is based on net working-interest oil plus natural gas production stated in barrels of oil equivalent.

The tables below reconcile average-realized price to revenue as per the financial statements:

$ millions, except average-realized price and sales volume, for the three months ended December 31						2015
	Metals
				Other
	Nickel	Cobalt	Fertilizer	revenue	Total	Oil and Gas	Power

Revenue per financial statements	$111.6	$27.6	$27.9	$16.7	$183.8	$30.5	$13.7
Adjustments to revenue:
By-product revenue	—	—	—			—	(1.0)
Processing revenue	—	—	—			(1.4)	—
Service concession arrangement revenue	—	—	—			—	0.2
Revenue for purposes of average-realized price calculation	111.6	27.6	27.9			29.1	12.9

Sales volume for the period	19.6	2.1	75.3			1.0	226

Volume units	Millions of pounds	Millions of pounds	Thousands of tonnes			Millions of barrels(1)	Gigawatts
Average-realized price(2)(3)	$5.54	$12.91	$371			$29.53	$56.53

$ millions, except average-realized price and sales volume, for the three months ended December 31					2014
	Metals
				Other
	Nickel	Cobalt	Fertilizer	revenue	Total	Oil and Gas	Power

Revenue per financial statements	$140.2	$23.3	$32.2	$20.8	$216.5	$49.6	$11.7
Adjustments to revenue:
By-product revenue	—	—	—			—	(1.4)
Processing revenue	—	—	—			(2.4)	—
Revenue for purposes of average-realized price calculation	140.2	23.3	32.2			47.2	10.3

Sales volume for the period	17.8	1.6	87.2			1.0	214

Volume units	Millions of pounds	Millions of pounds	Thousands of tonnes			Millions of barrels(1)	Gigawatts
Average-realized price(2)(3)	$7.89	$15.34	$370			$49.58	$48.38

$ millions, except average-realized price and sales volume, for the year ended December 31							2015
	Metals
				Other
	Nickel	Cobalt	Fertilizer	revenue	Total	Oil and Gas	Power
Revenue per financial statements	$530.8	$108.8	$88.4	$77.1	$805.1	$162.6	$52.7
Adjustments to revenue:
By-product revenue	—	—	—			—	(4.0)
Processing revenue	—	—	—			(4.9)	—
Service concession arrangement revenue	—	—	—			—	0.3
Other	—	—	—			—	—
Revenue for purposes of average-realized price calculation	530.8	108.8	88.4			157.7	49.0

Sales volume for the period	79.0	7.2	238.1			4.1	902

Volume units	Millions of pounds	Millions of pounds	Thousands of tonnes			Millions of barrels(1)	Gigawatts
Average-realized price(2)(3)	$6.68	$15.20	$371			$38.73	$54.26

$ millions, except average-realized price and sales volume, for the year ended December 31							2014
	Metals
				Other
	Nickel	Cobalt	Fertilizer	revenue	Total	Oil and Gas	Power

Revenue per financial statements	$551.3	$89.6	$90.1	$82.8	$813.8	$269.3	$49.0
Adjustments to revenue:
By-product revenue	—	—	—			—	(7.3)
Processing revenue	—	—	—			(6.5)	—
Service concession arrangement revenue	—	—	—			—	(2.1)
Revenue for purposes of average-realized price calculation	551.3	89.6	90.1			262.8	39.6

Sales volume for the period	66.5	6.0	251.1			4.0	847

Volume units	Millions of pounds	Millions of pounds	Thousands of tonnes			Millions of barrels(1)	Gigawatts
Average-realized price(2)(3)	$8.29	$15.10	$359			$65.69	$46.81

For purposes of average-realized price tables, above:

(1)         Net working-interest oil production. For additional discussion see Oil and Gas Production and Sales Volume section.

(2)         Average-realized price may not calculate based on amounts presented due to foreign exchange and rounding.

(3)         Power, average-realized price per MWh.

Unit operating cost

With the exception of Metals, which uses net direct cash cost, unit operating cost is generally calculated by dividing cost of sales as reported in the financial statements, less depreciation, depletion and amortization in cost of sales, the impact of impairment, gains and losses on property, plant, and equipment and exploration and evaluation assets and certain other non-production related costs by the number of units sold.

The Moa Joint Venture’s and Ambatovy Joint Venture’s net direct cash cost is calculated by dividing cost of sales, as reported in the financial statements, adjusted for the following: depreciation, depletion and amortization in cost of sales; cobalt by-product, fertilizer and other revenue; and other costs primarily related to the impact of opening and closing inventory values, by the number of finished nickel pounds sold in the period, and expressed in U.S. dollars.

Average unit operating costs for oil and gas is based on gross working-interest oil plus natural gas production stated in barrels of oil equivalent.

The tables below reconcile unit operating cost to cost of sales per the financial statements:

$ millions, except unit cost and sales volume, for the three months ended December 31						2015
	Metals
	Moa JV and	Ambatovy			Oil and
	Fort Site	JV	Other	Total	Gas	Power

Cost of sales per financial statements	$106.3	$165.6	$13.0	$284.9	$30.2	$16.7
Less:
Depletion, depreciation and amortization in cost of sales	(13.0)	(53.4)	(0.6)	(67.0)	(10.9)	(8.7)
	93.3	112.2	12.4	217.9	19.3	8.0

Adjustments to cost of sales:
Cobalt by-product, fertilizer and other revenue	(46.3)	(15.2)			—	—
Impact of opening/closing inventory and other	(10.6)	(0.7)			—	—
Service concession arrangements — Cost of construction	—	—			—	0.2
Impairments	—	(39.4)			—	—
Cost of sales for purposes of unit cost calculation	36.4	57.0			19.3	8.2

Sales volume for the period	9.3	10.3			1.6	226

Volume units	Millions of pounds	Millions of pounds			Millions of barrels(1)	Gigawatts
Unit operating cost(2)(3)	$3.90	5.54			$11.64	$33.88
Unit operating cost (U.S. dollars)	$2.90	4.07

$ millions, except unit cost and sales volume, for the three months ended December 31						2014
	Metals
	Moa JV and	Ambatovy			Oil and
	Fort Site	JV	Other	Total	Gas	Power

Cost of sales per financial statements	$113.2	$116.4	$15.1	$244.7	$52.9	$10.3
Less:
Depletion, depreciation and amortization in cost of sales	(11.3)	(43.7)	0.5	(54.5)	(17.5)	(5.5)
	101.9	72.7	15.6	190.2	35.4	4.8

Adjustments to cost of sales:
Cobalt by-product, fertilizer and other revenue	(50.3)	(9.6)			—	—
Impact of opening/closing inventory and other	(2.7)	1.1			—	—
Service concession arrangements — Cost of construction	—	—			—	—
Impairments	—	—			(13.6)	—
Cost of sales for purposes of unit cost calculation	48.9	64.2			21.8	4.8

Sales volume for the period	9.7	8.1			1.8	214

Volume units	Millions of pounds	Millions of pounds			Millions of barrels(1)	Gigawatts
Unit operating cost(2)(3)	$5.04	7.96			$12.25	$22.82
Unit operating cost (U.S. dollars)	$4.44	6.98

$ millions, except unit cost and sales volume, for the year ended December 31						2015
	Metals
	Moa JV and	Ambatovy			Oil and
	Fort Site	JV	Other	Total	Gas	Power

Cost of sales per financial statements	$410.9	$558.4	$58.8	$1,028.1	$146.9	$52.6
Less:
Depletion, depreciation and amortization in cost of sales	(45.1)	(201.7)	—	(246.8)	(72.7)	(33.6)
	365.8	356.7	58.8	781.3	74.2	19.0

Adjustments to cost of sales:
Cobalt by-product, fertilizer and other revenue	(158.1)	(58.3)			—	—
Impact of opening/closing inventory and other	(22.0)	0.1			—	—
Service concession arrangements — Cost of construction	—	—			—	0.3
Impairments	—	(39.4)			—	—
Cost of sales for purposes of unit cost calculation	185.7	259.1			74.2	19.3

Sales volume for the period	37.4	41.6			6.9	902

Volume units	Millions of pounds	Millions of pounds			Millions of barrels(1)	Gigawatts
Unit operating cost(2)(3)	$4.96	6.23			$10.69	$21.00
Unit operating cost (U.S. dollars)	$3.88	4.83

$ millions, except unit cost and sales volume, for the year ended December 31						2014
	Metals
	Moa JV and	Ambatovy			Oil and
	Fort Site	JV	Other	Total	Gas	Power

Cost of sales per financial statements	$408.0	$424.3	$62.2	$894.5	$150.0	$37.1
Less:
Depletion, depreciation and amortization in cost of sales	(39.0)	(152.5)	0.5	(191.0)	(66.3)	(20.4)
	369.0	271.8	62.7	703.5	83.7	16.7

Adjustments to cost of sales:
Cobalt by-product, fertilizer and other revenue	(156.0)	(41.5)			—	—
Impact of opening/closing inventory and other	(12.2)	3.3			—	—
Service concession arrangements — Cost of construction	—	—			—	(2.1)
Impairments	—	—			(14.4)	—
Cost of sales for purposes of unit cost calculation	200.8	233.6			69.3	14.6

Sales volume for the period	36.6	29.9			7.3	847

Volume units	Millions of pounds	Millions of pounds			Millions of barrels(1)	Gigawatts
Unit operating cost(2)(3)	$5.49	7.81			$9.45	$17.25
Unit operating cost (U.S. dollars)	$4.99	7.04

For purposes of unit operating cost tables, above:

(1)         Gross working-interest oil production. For additional discussion, see Oil and Gas Production and Sales Volume section.

(2)         Unit operating costs may not calculate based on amounts presented due to rounding.

(3)         Power, unit operating cost per MWh.

Adjusted earnings from continuing operations

The Corporation defines adjusted earnings from continuing operations as earnings from continuing operations less items not reflective of operational performance.  These adjusting items include, but are not limited to, the Ambatovy call option fair value adjustment, impairment of assets, gains and losses on the acquisition or disposition of assets, gains and losses on unrealized foreign exchange, and other one-time adjustments.  While some adjustments are recurring (such as the Ambatovy call option fair value adjustment), management believes that they do not reflect the Corporation’s operational performance or future operational performance.  Management believes that these measures, which are used internally to monitor operational performance, provide investors the ability to better assess the Corporation’s operations.

The table below reconciles adjusted earnings net earnings (loss) per the financial statements:

	For the three months ended		For the years ended
	2015	2014	2015	2014
$ millions	December 31	December 31	December 31	December 31

Net (loss) earnings from continuing operations	$(1,757.3)	$(147.7)	$(2,071.7)	$(318.5)

Adjusting items:
Sherritt - Unrealized foreign exchange (gain) loss - Continuing	18.3	5.7	44.3	15.0
Corporate - Call option fair value adjustment	—	4.6	17.7	8.5
Corporate - Restructuring and other Severance	—	8.5	2.2	8.5
Corporate - Sale of Corporate Assets and Arbitration Settlement	—	(4.6)	(19.1)	(17.4)
Corporate - Refinancing of Debentures	—	33.6	—	33.6
Ambatovy - Impairment of assets (net of tax)	1,619.6	—	1,619.6	—
Ambatovy - VAT discounting adjustment	—	—	(4.5)	—
Ambatovy - Arbitration Awards	—	—	4.5	—
Oil and Gas - Impairment on oil assets and exploration license impairment	—	12.3	80.6	12.3
Oil and Gas - Obsolete inventory and asset impairment	1.7	3.6	1.7	4.3
Oil and Gas - Revenue adjustment	—	4.5	—	4.5
Power - Interest adjustment	—	3.0	—	3.0
Moa JV - Obsolete inventory and equipment impairment	2.9	—	2.9	—
Other	—	—	7.4	—
Total adjustments, before tax	$1,642.5	$71.2	$1,757.3	$72.3
Tax adjustments(1)	1.0	(3.5)	(36.9)	(0.3)
Adjusted net (loss) earnings from continuing operations	$(113.8)	$(80.0)	$(351.3)	$(246.5)

(1)         Year to date period includes tax recoveries of $43.3 million related to changes in tax rates in Cuba.  See Income taxes on page 12 for further details.

Combined adjusted operating cash flow per share

The Corporation defines combined adjusted operating cash flow per share as cash provided (used) by continuing operations adjusted for dividends received from joint venture and associate and before net changes in non-cash working capital divided by the weighted average number of outstanding shares during the period.

The tables below reconcile combined adjusted operating cash flow per share to the consolidated statement of cash flow:

$ millions, except per share amounts, for the three months ended December 31										2015
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$21.1	$(22.3)	$1.4	$0.2	$30.2	$6.5	$(28.5)	$8.4	$2.4	$10.8
Adjust: net change in non-cash working capital	(12.4)	(4.9)	(1.5)	(18.9)	(22.6)	2.3	1.3	(37.9)	22.4	(15.4)
Adjusted continuing operating cash flow	8.7	(27.2)	(0.1)	(18.7)	7.6	8.8	(27.2)	(29.5)	24.8	(4.6)
Combined adjusted operating cash flow per share(1)	$0.03	$(0.09)	$—	$(0.06)	$0.03	$0.03	$(0.09)	$(0.09)	$0.08	$(0.01)

(1)             The weighted average number of common shares for the quarter was 293.9 million shares.

$ millions, except per share amounts, for the three months ended December 31										2014
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$30.0	$(16.8)	$2.4	$15.6	$58.3	$18.5	$(55.0)	$37.4	$2.0	$39.4
Adjust: net change in non-cash working capital	(16.0)	(9.6)	(2.4)	(28.0)	(31.3)	(1.4)	(18.0)	(78.7)	15.9	(62.8)
Adjusted continuing operating cash flow	14.0	(26.4)	—	(12.4)	27.0	17.1	(73.0)	(41.3)	17.9	(23.4)
Combined adjusted operating cash flow per share(1)	$0.05	$(0.09)	$—	$(0.04)	$0.09	$0.06	$(0.25)	$(0.14)	$0.06	$(0.08)

(1)             The weighted average number of common shares for the quarter was 297.2 million shares.

$ millions, except per share amounts, for the year ended December 31										2015
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$53.4	$(24.3)	$4.1	$33.2	$80.7	$61.4	$(108.6)	$66.7	$(2.2)	$64.5
Adjust: net change in non-cash working capital	(22.9)	(5.1)	(3.7)	(31.7)	(6.8)	6.7	28.2	(3.6)	24.7	21.1
Adjusted continuing operating cash flow	30.5	(29.4)	0.4	1.5	73.9	68.1	(80.4)	63.1	22.5	85.6
Combined adjusted operating cash flow per share(1)	$0.10	$(0.10)	$—	$—	$0.25	$0.23	$(0.27)	$0.21	$0.08	$0.29

(1)             The weighted average number of common shares for the year was 293.7 million shares.

$ millions, except per share amounts, for the year ended December 31										2014
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$34.5	$(52.6)	$0.9	$(17.2)	$193.8	$49.8	$(148.6)	$77.8	$31.8	$109.6
Adjust: net change in non-cash working capital	23.7	30.9	(0.2)	54.4	(42.4)	(1.9)	7.2	17.3	(51.6)	(34.3)
Adjusted continuing operating cash flow	58.2	(21.7)	0.7	37.2	151.4	47.9	(141.4)	95.1	(19.8)	75.3
Combined adjusted operating cash flow per share(1)	$0.20	$(0.07)	$—	$0.13	$0.51	$0.16	$(0.48)	$0.32	$(0.07)	$0.25

(1)             The weighted average number of common shares for the year was 297.0 million shares.

Combined free cash flow

The Corporation defines combined free cash flow as cash flow provided (used) by continuing operations adjusted for dividends received from joint venture and associate  less cash spending on property plant and equipment, exploration and evaluation, and intangible expenditures.

The tables below reconciled free cash flow to the consolidated statement of cash flow.

$ millions, for the three months ended December 31										2015
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$21.1	$(22.3)	$1.4	$0.2	$30.2	$6.5	$(28.5)	$8.4	$2.4	$10.8
Less:
Property, plant and equipment expenditures	(19.8)	(4.3)	—	(24.1)	(6.4)	(2.1)	(0.1)	(32.7)	22.0	(10.7)
Intangible Expenditures	—	—	—	—	(0.5)	—	—	(0.5)	—	(0.5)
Free Cash Flow	$1.3	$(26.6)	$1.4	$(23.9)	$23.3	$4.4	$(28.6)	(24.8)	$24.4	$(0.4)

$ millions, for the three months ended December 31										2014
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$30.0	$(16.8)	$2.4	$15.6	$58.3	$18.5	$(55.0)	$37.4	$2.0	$39.4
Less:
Property, plant and equipment expenditures	(21.0)	(12.3)	—	(33.3)	(16.6)	(2.2)	0.1	(52.0)	26.8	(25.2)
Intangible expenditures	—	—	—	—	(0.1)	—	(0.1)	(0.2)	—	(0.2)
Free Cash Flow	$9.0	$(29.1)	$2.4	$(17.7)	$41.6	$16.3	$(55.0)	(14.8)	$28.8	$14.0

$ millions, for the year ended December 31										2015
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$53.4	$(24.3)	$4.1	$33.2	$80.7	$61.4	$(108.6)	$66.7	$(2.2)	$64.5
Less:
Property, plant and equipment expenditures	(62.4)	(36.1)	—	(98.5)	(57.9)	(4.4)	(3.3)	(164.1)	85.1	(79.0)
Intangible Expenditures	—	—	—	—	(1.4)	—	—	(1.4)	—	(1.4)
Free Cash Flow	$(9.0)	$(60.4)	$4.1	$(65.3)	$21.4	$57.0	$(111.9)	(98.8)	$82.9	$(15.9)

$ millions, for the year ended December 31										2014
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$34.5	$(52.6)	$0.9	$(17.2)	$193.8	$49.8	$(148.6)	$77.8	$31.8	$109.6
Less:
Property, plant and equipment expenditures	(41.4)	(50.3)	—	(91.7)	(62.0)	(3.7)	(0.6)	(158.0)	77.2	(80.8)
Intangible expenditures	—	—	—	—	(0.8)	(0.7)	—	(1.5)	—	(1.5)
Free Cash Flow	$(6.9)	$(102.9)	$0.9	$(108.9)	$131.0	$45.4	$(149.2)	(81.7)	$109.0	$27.3

FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements. Forward-looking statements can generally be identified by the use of statements that include such words as “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “likely”, “may”, “will”, “could”, “should”, “suspect”, “outlook”, “projected”, “continue” or other similar words or phrases. Specifically, forward-looking statements in this document include, but are not limited to, statements set out in the “Outlook” sections of this MD&A and certain expectations about capital costs and expenditures; capital project completion dates; future price of key commodities; sales volumes; revenue, costs, and earnings; sufficiency of working capital and capital project funding; completion of development and exploration wells; and amounts of certain joint venture commitments.

Forward-looking statements are not based on historic facts, but rather on current expectations, assumptions and projections about future events.  By their nature, forward-looking statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that those assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.

The Corporation cautions readers of this MD&A not to place undue reliance on any forward-looking statement as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.  This risks, uncertainties and other factors include, but are not limited to changes in the global price for nickel, cobalt, oil and gas or certain other commodities (ammonium sulphate), share-price volatility, level of liquidity and access to capital resources, access to  financing, compliance with financial  covenants, risks associated with the Corporation’s joint venture partners; discrepancies between actual and estimated production; variability in production at Sherritt’s operations in Madagascar and Cuba; risks associated with the completion of Moa Joint Venture Acid Plant; potential interruptions in transportation; uncertainty of gas supply for electrical generation; uncertainty of exploration results and Sherritt’s ability to replace depleted mineral and oil and gas reserves; the Corporation’s reliance on key personnel and skilled workers; the possibility of equipment and other failures; the potential for shortages of equipment and supplies; risks associated with mining, processing and refining activities; uncertainty of resources and reserve estimates; uncertainties in environmental rehabilitation provisions estimates; risks related to the Corporation’s corporate structure; political, economic and other risks of foreign operations; risks related to Sherritt’s operations in Madagascar and Cuba; risks related to the U.S. government policy toward Cuba, including the U.S. embargo on Cuba and the Helms-Burton legislation; risks related to the accuracy of capital and operating cost estimates; reliance on significant customers; foreign exchange and pricing risks; compliance with applicable environment, health and safety legislation and other associated matters; risks associated with governmental regulations regarding greenhouse gas emissions; maintaining the Corporation’s social license to grow and operate; risks relating to community relations; credit risks; shortage of equipment and supplies; competition in product markets; future market access; interest rate changes; risks in obtaining insurance; uncertainties in labour relations; uncertainty in the ability of the Corporation to enforce legal rights in foreign jurisdictions; uncertainty regarding the interpretation and/or application of the applicable laws in foreign jurisdictions; legal contingencies; risks related to the Corporation’s accounting policies; risks associated with future acquisitions; uncertainty in the ability of the Corporation to obtain government permits; failure to comply with, or changes to, applicable government regulations; bribery and corruption risks, including failure to comply with the Corruption of Foreign Public Officials Act or applicable local anti-corruption law; uncertainties in growth management; and certain corporate objectives, goals and plans for 2016; and the Corporation’s ability to meet other factors listed from time to time in the Corporation’s continuous disclosure documents.  Readers are cautioned that the foregoing list of factors is not exhaustive and should be considered in conjunction with the risk factors described in this MD&A and in the Corporation’s other documents filed with the Canadian securities authorities.

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraph and the risk factors described in this MD&A and in the Corporation’s other documents filed with the Canadian securities authorities should be read for a description of certain factors that could cause the actual results of the Corporation to differ materially from those in the oral forward-looking statements. The forward-looking information and statements contained in this MD&A are made as of the date hereof and the Corporation undertakes no obligation to update publicly or revise any oral or written forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.